Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and among

MPC CORPORATION,

MPC-PRO, LLC,

GATEWAY, INC.

and

GATEWAY TECHNOLOGIES, INC.

September 4, 2007

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TABLE OF CONTENTS

PAGE

ARTICLE 1

PURCHASE AND SALE OF ASSETS

Section 1.01. Purchased Assets	2
Section 1.02. Excluded Assets	4

ARTICLE 2

ASSUMPTION OF LIABILITIES

Section 2.01. Liabilities to be Assumed	5
Section 2.02. Liabilities Not to be Assumed	7
Section 2.03. Credit Support for Warranty Liabilities	7

ARTICLE 3

EQUITY PURCHASE

Section 3.01. Purchase and Sale of GCI Stock	9
Section 3.02. Purchase and Sale of GP Membership Interest	10

ARTICLE 4

PURCHASE PRICE

Section 4.01. Purchase Price	10
Section 4.02. Determination of Net Inventory Minus Liabilities.		11
Section 4.03. Allocation of Purchase Price		13

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

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ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER AND MPC

ARTICLE 7

EMPLOYEES - EMPLOYEE BENEFITS

Section 7.01. Transferred Organization Employees; Affected Employees	32
Section 7.02. Reporting; Payroll Taxes; Commissions and Bonuses.	33
Section 7.03. Employee Benefit Plans.	34

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ARTICLE 8

ADDITIONAL COVENANTS

ARTICLE 9

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

Section 9.01. Representations and Warranties True on the Closing Date	43
Section 9.02. Compliance with Agreement	43
Section 9.03. Absence of Litigation	43
Section 9.04. Compliance with Law	44
Section 9.05. HSR; Regulatory Approvals	44
Section 9.06. Material Consents	44
Section 9.07. Transition Services Agreement	44
Section 9.08. License of Seller Rights	44
Section 9.09. Lock-Up Agreement	44
Section 9.10. Resignation of Directors and Officers	44
Section 9.11. Agreements with Quanta	44

ARTICLE 10

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

Section 10.01. Representations and Warranties True on the Closing Date	45
Section 10.02. Compliance with Agreement	45
Section 10.03. Absence of Litigation	45
Section 10.04. Compliance with Law	45
Section 10.05. HSR; Regulatory Approvals	45
Section 10.06. MPC Capital	45
Section 10.07. Registration Rights	45
Section 10.08. Transition Services Agreement	46
Section 10.09. Intercreditor Agreement	46
Section 10.10. Purchase of Quanta’s Interest in GCC	46
Section 10.11. Section 338(h)(10) Election	46

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ARTICLE 11

SURVIVAL; INDEMNIFICATION

ARTICLE 12

CLOSING

Section 12.01. Documents to be Delivered by Seller	51
Section 12.02. Documents to be Delivered by Buyer	52

ARTICLE 13

TERMINATION

Section 13.01. Right of Termination	53
Section 13.02. Termination for Breach	53

ARTICLE 14

POST-CLOSING COVENANTS

ARTICLE 15

RESOLUTION OF DISPUTES

Section 15.01. Nonbinding Mediation	60
Section 15.02. Mediator	60
Section 15.03. Procedures	60
Section 15.04. Fees and Costs	60
Section 15.05. Confidentiality	60
Section 15.06. Continued Performance	60

v

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Section 15.07. Tolling	60

ARTICLE 16

MISCELLANEOUS

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SCHEDULES

Schedule 1.01(b)	—	Transferred Organization Inventory
Schedule 1.01(c)	—	Service and Replacement Parts Inventory
Schedule 1.01(d)	—	Transferred Organization Equipment and Transferred Software
Schedule 1.01(f)	—	Transferred Tooling
Schedule 1.01(h)	—	Assigned Licenses and Permits
Schedule 1.01(i)	—	Transferred Contracts
Schedule 2.01(a)	—	Warranty Obligations
Schedule 2.01(d)	—	Tooling Liabilities
Schedule 5.03	—	Ownership of GCC
Schedule 5.05	—	No Violation
Schedule 5.07	—	Inventory
Schedule 5.08	—	Absence of Certain Change
Schedule 5.09	—	No Litigation
Schedule 5.10	—	Compliance with Laws and Orders
Schedule 5.11	—	Title to Purchased Assets
Schedule 5.14	—	Employee Benefit Plans
Schedule 5.17	—	Tax Matters
Schedule 6.05	—	Capitalization
Schedule 6.08	—	No Litigation
Schedule 8.04	—	Material Changes
Schedule 9.06	—	Required Consents

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EXHIBITS

Exhibit A	Promissory Note
Exhibit B	Amendment to MPC’s Articles of Incorporation
Exhibit C	Agreed Accounting Principles
Exhibit D	Transition Services Agreement
Exhibit E	License Agreement
Exhibit F	Lock-Up Agreement
Exhibit G	Registration Rights Agreement
Exhibit H	Intercreditor Agreement
Exhibit I	Bill of Sale

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ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated and effective as of September 4, 2007 (the “Effective Date”), by and between MPC CORPORATION, a Colorado corporation (“MPC”), MPC-PRO, LLC, a Delaware limited liability company (“Buyer”), GATEWAY, INC., a Delaware corporation (“Seller”) and GATEWAY TECHNOLOGIES, INC., a Delaware corporation (“Gateway Technologies”). Certain capitalized terms used herein shall have the meanings given to them in the Table of Definitions attached to this Agreement as Annex I, which is incorporated hereby.

RECITALS

A.         Seller, through its Professional Division and that portion of its Consumer Direct Division that markets business-related products, is engaged in the sale, resale and marketing of desktop computer systems, laptops, servers, networking gear and other peripherals, and replacement parts with respect thereto to customers of the Professional Division and that portion of its Consumer Direct Division that markets business-related products (the “Products”), and, through portions of its Customer Care & Support department, the provision of technical services to such customers (collectively, and together with GCI and GP, the “Transferred Organization”). Seller will retain all other aspects of its business, including without limitation, its product development and operations departments, the remainder of its Customer Care & Support department and its consumer direct business, except for the portion of the Consumer Direct Division that is part of the Transferred Organization and the warranty liabilities transferred pursuant to this Agreement (“Seller’s Retained Business”).

B.          Gateway Companies, Inc., a Delaware corporation (“GCI”) is a wholly-owned subsidiary of Seller. Seller owns all of the issued and outstanding common stock of GCI (the “GCI Stock”).

C.          Seller and Quanta Computer Inc. (“Quanta”) have entered into a joint venture and formed Gateway Pro Partners, LLC, a Delaware limited liability company (“GCC”). GCI owns a sixty percent (60%) membership interest in GCC (the “GCC Interest”).

D.         GCI owns 90% of the membership interest in Gateway Professional, LLC, a Delaware limited liability company (“GP”), and Gateway Technologies owns the remaining 10% of the membership interest in GP (together, the “GP Interest”).

E.          Buyer desires to purchase and assume from Seller and its Affiliates, and Seller desires to sell and transfer to Buyer (i) certain assets and liabilities of Seller set forth herein associated with the Transferred Organization, (ii) the GCI

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Stock, (iii) the GCC Interest and (iv) the GP Interest, in each case on the terms and conditions set forth in this Agreement.

AGREEMENT

In consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions hereinafter set forth, and intending to be legally bound hereby, the parties hereto agree as follows.

ARTICLE 1

PURCHASE AND SALE OF ASSETS

Section 1.01. Purchased Assets. Subject to the terms and conditions of this Agreement (including, without limitation, Section 1.02), Seller shall sell, transfer, convey, assign and deliver to Buyer, or shall cause to be sold, transferred, conveyed and delivered to Buyer, and Buyer shall purchase, assume and accept all of Seller’s and/or the relevant Transferred Subsidiary’s right, title and interest to, the following specified assets related to the Transferred Organization and GCC (collectively, the “Purchased Assets”) on the Closing Date, in each case as such assets exist as of the Closing Date:

(a)       General Intangibles. The (i) customer lists, (ii) customer relationships, (iii) goodwill (other than goodwill that relates to the use of the Seller’s Trademarks, which shall be subject to the terms and conditions of the License Agreement) and (iv) other intangible rights which are, in the case of each of clauses (i) through (iv), related exclusively to the Transferred Organization.

(b)       Owned Inventory. Such of the Seller’s or the Transferred Subsidiaries’ inventories of raw materials, work-in-process, finished goods, supplies, components, and related packaging materials held at GCC and the Tennessee BAX hub (together, the “GCC Facilities”) as are set forth in or otherwise described in Schedule 1.01(b) (the “Transferred Organization Inventory”); provided, however, that (i) Seller will be responsible for all delivery refusals and will own the inventory related to any such refusal when it comes back, (ii) Seller will be responsible for all returns of products sold prior to the Closing Date where such returns occur within 30 days after the Closing Date, and will similarly own the inventory associated with such returns and (iii) Seller will collect payment for and recognize revenue in respect of all products delivered to and held at a NSP Vendor prior to the Closing Date and will be responsible for completing delivery of such products from NSP Vendors to end-users. The parties acknowledge and agree that (x) a portion of the Transferred Organization Inventory shall be transferred from Seller to GCC immediately prior to the Closing Date and (y) the intracompany account payable from GCC to Seller that results from such transfer shall be cancelled as of the Closing Date, with the Note and other consideration payable to Seller pursuant to Article 4substituting therefor.

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(c)       Service and Replacement Parts. Such of the service and replacement parts owned by the Seller or the Transferred Subsidiaries as are set forth in or otherwise described in Schedule1.01(c).

(d)       Owned Personal Property. Such of the Seller’s or the Transferred Subsidiaries’ machinery, equipment, furniture, fixtures, work stations, supplies, telephone handsets, and the other personal property owned by Seller or one of the Transferred Subsidiaries and used primarily in the operation of the Transferred Organization to support the Transferred Organization Employees as is set forth in or otherwise described in Schedule1.01(d), but in all cases excluding (i) servers, switches, and other telephony equipment, (ii) tooling and (iii) any computer programs or other software that are not Assigned Software (together, the “Transferred Organization Equipment”).

(e)       Computer Software. Subject to Section 14.04, such of the Seller’s or Transferred Subsidiaries’ rights in computer programs and other software as is set forth in or otherwise described in Schedule1.01(d), including all machine readable code, printed listings of code, documentation and related property and information, in each case to the extent (and only to the extent) that Seller has the right to effect the transfer of such computer programs and other software but specifically excluding the programs referred to as Order Capture 1.5, Order Capture 2.0 and Order Capture 2.4, (together, the “Assigned Software”).

(f)        Tooling. Such of the Seller’s tooling for products that are unique to the Transferred Organization as is set forth in or otherwise described in Schedule1.01(f), in each case to the extent (and only to the extent) that Seller has the right to effect the transfer of such tooling.

(g)       Books and Records. Subject to Section 14.01, the Seller’s records, files, invoices, customer lists, accounting records, business records, operating data and other data that in each case relate exclusively to the Transferred Organization (“Books and Records”).

(h)       Licenses and Permits. Subject to obtaining all required third party consents and in each case to the extent (and only to the extent) that Seller has the right to effect the transfer thereof, such of the licenses, permits, approvals, authorizations and certifications of Government Entities held by Transferred Subsidiaries on the Closing Date as are set forth on Schedule Section 14.01 (the “Licenses and Permits”).

(i)        Transferred Contracts. The customer, sales and other agreements set forth on or described in Schedule 1.01(i); provided that until the date that is 30 days after the Closing Date, Seller may update such list of contracts by adding those additional contracts of Seller that meet the criteria set forth in Schedule 1.01(i) (the “Transferred Contracts”).

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(j)        GCC Assets. All assets of any type held by GCC on the Closing Date. For the avoidance of doubt, Buyer shall acquire such assets through its acquisition of the GCI Stock and not through any separate transfer of assets by Seller or any of its Subsidiaries.

Section 1.02. Excluded Assets. Notwithstanding the provisions of Section 1.01, the “Purchased Assets” shall not include, and Seller shall not sell, transfer, assign, convey or deliver to Buyer, any of the Excluded Assets. The “Excluded Assets” means, as of the Closing Date:

(a)       Retained Business Assets. All assets used or held for use in Seller’s Retained Business to the extent not specifically identified as a Purchased Asset under Section 1.01.

(b)       Cash and Cash Equivalents. Cash and cash equivalents held by the Transferred Organization or by Seller or any of its Subsidiaries, except for cash and cash equivalents held by GCC on the Closing Date.

(c)       Accounts Receivable. Accounts receivable held by the Transferred Organization or by Seller or any of its Subsidiaries other than GCC either (i) as of the Closing Date or (ii) in respect of shipments from GCC, Quanta or Arima that occurred prior to the Closing Date; provided, however, that (x) Seller will be responsible for all delivery refusals and will own the inventory related to any such refusal when it comes back, (y) Seller will be responsible for all returns for products sold prior to the Closing Date, which returns occur within 30 days after the Closing Date, and will similarly own the inventory associated with such returns and (z) Seller will be responsible for products held by any NSP Vendor on the Closing Date and will similarly recognize revenue and collect associated accounts receivable for such products when delivered from the NSP Vendor to the relevant customers.

(d)       RPL Receivables. Accounts receivable for replacement parts, regardless of whether such accounts receivable are held by Seller, any of Seller’s Subsidiaries or the Transferred Organization.

(e)       Customer Prepayments. Prepayments by customers of the Transferred Organization, regardless of the form of such prepayments or the manner in which held by Seller and its Subsidiaries prior to the Closing Date (the “Customer Prepayments”).

(f)        IML Inventory. All inventory of Seller or any of its Subsidiaries held at Ingram Micro’s Logistics facility in Memphis, Tennessee.

(g)       Information Technology and Software. All information technology systems, equipment, software, and related assets of Seller or any of its Subsidiaries other than the Transferred Organization Equipment and the Assigned Software.

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(h)       Microsoft COAs. All software produced by Microsoft Corporation and certificates of authenticity for such software constituting inventory of Seller. For purposes of clarity, the Microsoft Corporation software and certificates of authenticity with respect to computer equipment constituting Transferred Organization Equipment is part of the Purchased Assets to the extent (and only to the extent) that Seller has the right to effect the transfer of such software and certificates of authenticity.

(i)        Ordinary Course Sales. Any assets sold or otherwise disposed of in the ordinary course of business during the period from the date hereof until the Closing Date.

(j)        Insurance Policies. Insurance policies relating to the Transferred Organization and all claims, credits, causes of action or rights thereunder.

(k)       Certain Books and Records. All books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and corporate records of Seller and its Affiliates, other than the minute books and corporate records of the Transferred Subsidiaries.

ARTICLE 2

ASSUMPTION OF LIABILITIES

Section 2.01. Liabilities to be Assumed. Subject to the terms and conditions of this Agreement, on the Closing Date, MPC and Buyer shall assume and agree to pay, perform and discharge when due the following, and only the following, Liabilities of Seller relating to the Transferred Organization and/or the relevant Transferred Subsidiary, whether arising before or after the Closing Date (collectively, the “Assumed Liabilities”):

(a)       Warranty Liabilities. All warranty Liabilities of Seller or any of its Subsidiaries in respect of customers whose customer identification numbers are (1) set forth in Schedule 2.01(a), as delivered on the Effective Date, (2) added to Schedule 2.01(a) in connection with an update of such Schedule to add those customer identification numbers associated with those customers of the “Professional Division” covered by a “Lifetime Support” warranty, it being understood that such update shall be delivered within five Business Days after the Effective Date, (3) added to Schedule 2.01(a) in connection with an update of such Schedule as of the Closing Date as a result of sales to customers in the ordinary course of business (“Recent Customers”), it being understood that such update may be delivered up to 14 days after the Closing Date or (4) added to Schedule 2.01(a) after the Effective Date and prior to the one-year anniversary of the Closing Date in accordance with the provisions of this Section 2.01(a). The parties hereby acknowledge and agree that:

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(i)     Seller may include on Schedule 2.01(a) the customer identification number of any customer of Seller or any of its Subsidiaries other than an Excluded Customer. For purposes of this Agreement, “Excluded Customer” shall mean any consumer customer who did not purchase a Professional Product from Seller’s Professional Division or its Consumer Direct Division prior to the Closing Date, as determined in accordance with the methodology set forth in Schedule 2.01(a); and

(ii)   After the Effective Date and prior to the one-year anniversary of the Closing Date, Seller may supplement Schedule 2.01(a) with additional customer identification numbers for customers that are not Excluded Customers (each, an “Additional Customer”); provided, however, that the number of units held by Additional Customers shall not exceed two percent (2%) of the total number of units held by customers whose customer identification numbers were included on Schedule 2.01(a) as delivered on the Effective Date plus the total number of units held by Recent Customers included in any supplement(s) to Schedule 2.01(a) delivered in connection with an update of such Schedule as of the Closing Date (the “Unit Cap”). For the avoidance of doubt, Recent Customers will not be subject to or counted toward the Unit Cap, and only those Additional Customers added to Schedule 2.01(a) that are not Recent Customers shall be subject to the Unit Cap.

(b)       Contractual Liabilities. All Liabilities that accrue or are to be performed after the Closing Date under and pursuant to the Transferred Contracts, but not including any Liability of Seller for any breach thereof by Seller, an Affiliate, or a predecessor-in-interest occurring before the Closing Date.

(c)       Liabilities Related to Transferred Employees. All Liabilities and obligations associated with the Transferred Employees, except for (i) the portion of performance-based bonuses and sales commissions accrued by Seller as of the Closing Date for prior performance with the Seller and (ii) any liability arising out of any employment or compensation practice, violation of any employment laws, or any tort or contract liability of the Transferred Organization and/or any applicable Transferred Subsidiary occurring before the Closing Date (the “Employee-Related Liabilities”).

(d)       Tooling Liabilities. All Liabilities related to the tooling equipment transferred to Buyer pursuant to Section 1.01(f) arising or payable after the Closing Date, in each case as determined in accordance with the methodology set forth in Schedule 2.01(d).

(e)       Product Environmental Liabilities. All Liabilities that arise on account of Environmental Laws or Orders (“Environmental Liabilities”) relating to ownership, possession, sale, or disposal of the Products sold by the Transferred Organization and/or any applicable Transferred Subsidiary during the six-year period beginning five years prior to the Closing Date and ending one year after

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the Closing Date (the “Covered Period”), but excluding all Environmental Liabilities arising from ownership, occupancy, or operation of Seller’s facilities prior to the Closing Date. For purposes of this Agreement, to the extent that it cannot be determined whether Product Environmental Liabilities relate to Products sold during the Covered Period, MPC and Buyer shall assume and be responsible for the portion of such Product Environmental Liabilities equal to (i) the total amount of such Product Environmental Liabilities, multiplied by (ii) the number of units of Products sold during the Covered Period and divided by (iii) the total installed base of all products sold by Seller and its Affiliates using the Licensed Trade Rights, and Seller shall retain and be responsible for the remainder of such Product Environmental Liabilities. No Claim or other demand shall be brought by Seller under this Section 2.01(e) after the six (6) year anniversary of the Closing Date.

(f)        GCC Liabilities. All Liabilities or obligations of GCC of any type on the Closing Date, including, for the avoidance of doubt, accounts payable and taxes arising or accruing before the Closing Date.

(g)       Liabilities Related to Customer Prepayments. All Liabilities that accrue or are to be performed after the Closing Date with respect to Products or services that were the subject of Customer Prepayments.

Section 2.02. Liabilities Not to be Assumed. Notwithstanding any other provision of this Agreement, Buyer is assuming only the Assumed Liabilities and is not assuming (a) any Liability of Seller relating to the portion of Seller’s Consumer Direct Division that is being retained by Seller or (a) any other liability or obligation of Seller of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations of the Transferred Organization, GCI or GP, including, but not limited to accounts payable and taxes arising or accruing before the Closing Date, shall be retained by and remain obligations and liabilities of Seller (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”).

Section 2.03. Credit Support for Warranty Liabilities.

(a)       In furtherance of MPC’s and Buyer’s assumption of the warranty Liabilities specified in Section 2.01(a), MPC covenants that on or before the date that is 120 days after the Closing Date it shall establish, and for three years thereafter it shall keep available to Seller, a letter of credit (the “Letter of Credit”) with a U.S. bank or federal savings and loan institution having a combined capital surplus in excess of $250,000,000, pursuant to which Seller shall have the right in the event of a Warranty Default or a Warranty Quality Shortfall to draw funds in accordance with this Section 2.03. The Letter of Credit shall provide Seller with the right to draw (i) up to $3,000,000 during that period beginning on the date that is 120 days after the Closing Date and ending two years after such date and (ii) up to $2,000,000 thereafter.

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(b)       In the event of a Warranty Default or a Warranty Quality Shortfall, and only in such event, Seller shall have the right, in its sole discretion, to draw funds from the Letter of Credit and to provide quality warranty support to the customers of the Transferred Organization and GCC that is equivalent to or better than the warranty support provided to MPC customers as of the Closing Date. For the avoidance of doubt, Seller shall only have the right to draw funds from the Letter of Credit after providing written notice to MPC of a failure to pay, perform and discharge warranty Liabilities pursuant to Section 2.03(c) or a failure to provide quality warranty support to the customers of the Transferred Organization pursuant to Section 2.03(d) below. The amount of funds that Seller shall be permitted to draw from the Letter of Credit shall be (i) such funds as Seller reasonably deems necessary to remedy the Warranty Default, in the case of a Warranty Default and (ii) such funds as may be agreed between Seller and Buyer or determined by arbitration, in the case of a Warranty Quality Shortfall. In the event that Seller draws any funds from the Letter of Credit, MPC shall promptly make such payments or take such other actions as are necessary to restore the funds available under the Letter of Credit to the levels specified in the last sentence of Section 2.03(a) above.

(c)       In the event that Seller believes that MPC and Buyer are failing to pay, perform and discharge the warranty Liabilities specified in Section 2.01(a), Seller shall have the right, in its sole discretion, to provide MPC with written notice thereof, which notice shall, to the extent reasonably practicable, specify the customer or customers who have not been provided warranty service and the nature of the alleged failure. MPC shall have until the date that is three (3) Business Days from the date of such notice (a “Warranty Notice Deadline”) to respond to such notice and/or cure the alleged failure. Immediately following any Warranty Notice Deadline, a “Warranty Default” shall be deemed to have occurred unless, prior to the Warranty Notice Deadline, MPC has provided Seller with reasonable evidence that (i) MPC has cured the alleged failure, (ii) if the alleged failure cannot reasonably be cured before the Warranty Notice Deadline, MPC has developed a plan to cure the alleged failure and is taking reasonable steps to implement such plan, and Seller agrees to such plan (which agreement shall not be unreasonably withheld by Seller), (iii) the customer or customers in question are not within warranty or (iv) the matter referred to in Seller’s notice stems from customer-induced damage.

(d)       In the event that Seller believes that MPC and Buyer are failing to provide quality warranty support to the customers of the Transferred Organization and GCC that is equivalent to or better than the warranty support provided to Seller’s customers immediately prior to the Closing Date, or if Seller disagrees with any response provided by MPC pursuant to clauses (i) through (iv) of Section 2.03(c) above (including any disagreement as to reasonableness with respect to clause (ii)), Seller shall have the right, in its sole discretion, to provide MPC with written notice of its request to resolve such matter pursuant to the procedures of this Section 2.03(d). Such notice shall, to the extent reasonably

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practicable, specify the nature of MPC’s and Buyer’s failure to provide quality warranty support or Seller’s disagreement with MPC’s response under Section 2.03(c), as applicable. Upon delivery of such notice to MPC, the chief operating officers (or officers with equivalent responsibility) of Seller and MPC shall promptly meet, in person or telephonically, and work in good faith to resolve the issues specified in Seller’s notice. If the parties are unable to agree on a resolution within 10 Business Days after the date of Seller’s notice, the matter shall promptly be submitted to binding arbitration in accordance with the procedures set forth in Section 2.03(e). A “Warranty Quality Shortfall” shall be deemed to have occurred to the extent (i) determined by arbitration pursuant to Section 2.03(e) or (ii) otherwise agreed between the parties as part of a resolution of issues specified in a notice provided by Seller pursuant to this Section 2.03(d).

(e)       Any matter submitted to arbitration pursuant to Section 2.03(d) shall be so submitted on an expedited basis solely to determine (i) the question of whether MPC and Buyer are failing to provide quality warranty support to the customers of the Transferred Organization and GCC that is equivalent to or better than the warranty support provided to Seller’s customers immediately prior to the Closing Date, or MPC and Buyer are failing to pay, perform and discharge the warranty Liabilities specified in Section 2.01(a), as applicable and (ii) the amount of funds Seller shall be permitted to draw from the Letter of Credit to remedy the relevant Warranty Quality Shortfall, if any. Upon the submission of a matter to arbitration, Seller shall promptly appoint one arbitrator, MPC shall promptly appoint one arbitrator, and the two arbitrators so appointed shall select a third arbitrator. In the event such arbitrators cannot agree upon a third arbitrator, a third arbitrator shall be selected in accordance with the rules as then in effect of the American Arbitration Association. The decision of two of the three arbitrators so appointed as to the matters in dispute shall be conclusive and binding upon the parties to this Agreement and the parties to this Agreement shall act in accordance with such decision. Any such arbitration shall be held in Denver, Colorado under the rules to be mutually agreed upon by the arbitrator selected by Seller and the arbitrator selected by the MPC or, if no such agreement can be reached, under the rules as then in effect of the American Arbitration Association. The fees, costs and expenses of such arbitration shall be borne by MPC, in the event that a Warranty Quality Shortfall is determined to have occurred, or by Seller, in the event that a Warranty Quality Shortfall is determined not to have occurred.

ARTICLE 3

EQUITY PURCHASE

Section 3.01. Purchase and Sale of GCI Stock. For the consideration, and subject to the terms and conditions in this Agreement, Seller shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Seller, at the Closing, all of the GCI Stock and any rights and benefits incident to the ownership thereof, free and clear of any Liens.

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Section 3.02. Purchase and Sale of GP Membership Interest. For the consideration, and subject to the terms and conditions in this Agreement, Gateway Technologies shall sell, convey, transfer and deliver to Buyer, and Buyer shall purchase from Gateway Technologies, at the Closing, the 10% membership interest in GP owned by Gateway Technologies and any rights and benefits incident to the ownership thereof, free and clear of any Liens.

ARTICLE 4

PURCHASE PRICE

Section 4.01. Purchase Price. The consideration payable by Buyer for the Purchased Assets and the Purchased Securities shall be:

(a)	The assumption of the Assumed Liabilities;

(b)       A promissory note payable to Seller within six (6) months of the Closing Date in the amount of (i) Net Inventory Minus Liabilities (as defined in Section 4.02 below), as determined on the Final Net Inventory/Liability Statement, plus (ii) the amount paid by GCI to Quanta to purchase the Quanta GCC Interest, minus (iii) the total amount of Customer Prepayments as of the Closing Date in respect of which Buyer is assuming Liabilities to deliver Products or perform services pursuant to Section 2.01(g), minus (iv) twenty-one million eight hundred thousand dollars ($21,800,000), bearing interest at a rate of eight percent (8%), repayable in equal bimonthly installments and on such other terms as set forth in Exhibit A (the “Note”). If the formula contained in the first sentence of this Section 4.01(b) would result in the Note having a negative principal amount, then there shall be no Note, and Seller shall credit such negative amount against Buyer’s obligations under the Transition Services Agreement in accordance with the terms thereof; and

(c)       The issuance by MPC to Seller of (i) that number of shares of common stock of MPC equal to Nineteen and Nine-Tenths Percent (19.9%) of the outstanding common stock of MPC as of the Closing Date (the “MPC Common Shares”) and (ii) the greater of (x) that number of shares of Series B Preferred Stock of MPC that would fully convert into Four Million (4,000,000) shares of MPC common stock (following approval by MPC’s shareholders permitting such conversion) and (y) that number of shares of Series B Preferred Stock of MPC that, assuming the full conversion of such shares into MPC common stock (and approval by MPC’s shareholders permitting such conversion), would be equal to the difference between (a) Nineteen and Nine-Tenths Percent (19.9%) of the outstanding common stock of MPC as of the Closing Date on a fully-diluted basis (excluding securities issued to MPC employees under MPC’s current employee equity plans) and (b) the number of shares of the MPC Common Shares referenced in clause (i) above (the “MPC Preferred Shares” and, together with the MPC Common Shares, the “MPC Shares”). The MPC Preferred Shares

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shall have terms as set forth in the Amendment to MPC’s Articles of Incorporation attached as Exhibit B.

The “Purchase Price” shall equal the sum of: (i) the amount of Assumed Liabilities as reflected on the Final Net Inventory/Liability Statement, (ii) the principal amount of the Note, and (iii) the MPC Shares valued at the closing market price of the MPC Shares one business day before the Closing Date; provided that, for avoidance of doubt, for purposes of the calculation of the Purchase Price, each MPC Preferred Share shall be deemed equivalent in value to the number of shares of MPC’s common stock into which such MPC Preferred Share is or would be convertible, assuming the approval by MPC’s shareholders of the issuance of all MPC common stock underlying the MPC Preferred Shares.

Section 4.02. Determination of Net Inventory Minus Liabilities.

(a)	Definitions

(i)     The term “Net Inventory Minus Liabilities” shall mean the dollar amount by which (x) the Transferred Organization Inventory on the Closing Date (including, for the avoidance of doubt, any Transferred Organization Inventory transferred from Seller to GCC prior to the Closing Date) exceeds (y) the sum of the amount of the Employee-Related Liabilities on the Closing Date (excluding Employee-Related Liabilities in respect of accrued vacation or sick pay) and the portion of the commissions and bonuses due to Transferred Employees for which Seller is responsible but that the parties have agreed shall be paid by Buyer (calculated as provided in Sections 7.02(c) and 7.02(d)), each as calculated in accordance with GAAP applied consistently with the accounting policies, practices and procedures used by Seller prior to the Closing Date. For the avoidance of doubt and disputes, the parties hereto agree that (A) the accounting principles set forth in Exhibit C are in accordance with GAAP and (B) none of the parties hereto, their respective accountants or any Independent Accountant shall have any basis whatsoever to hereafter assert, conclude or determine that the accounting principles set forth in Exhibit C are not in accordance with GAAP applied consistently with the accounting policies, practices and procedures used by Seller prior to the Closing Date. Buyer acknowledges and agrees that it has reviewed the aspects of the accounting policies, practices and procedures used by Seller prior to the Closing Date that involve significant management estimates, including, but not limited to, warranty liabilities and inventory reserves, and that Buyer agrees with the methodologies used to determine such management estimates.

(ii)   The term “Estimated Net Inventory Minus Liabilities” shall mean the Net Inventory Minus Liabilities, as reflected on the Estimated Net Inventory/Liability Statement.

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(iii)  The term “Final Net Inventory Minus Liabilities” shall mean the Net Inventory Minus Liabilities, as reflected on the Final Net Inventory/Liability Statement.

(iv)  The term “Final Net Inventory/Liability Statement” shall be (A) the Net Inventory/Liability Statement in the event that (x) no Buyer’s Objection is delivered to Seller during the 60-day period specified in Section 4.02(d) or (y) Seller and Buyer so agree; (B) the Net Inventory/Liability Statement, adjusted in accordance with Buyer’s Objection in the event that Seller does not respond to Buyer’s Objection within the 15-day period following receipt by Seller of Buyer’s Objection; or (C) the Net Inventory/Liability Statement, as adjusted by either (x) the agreement of Seller and Buyer or (y) Independent Accountant pursuant to Section 4.02(d).

(b)       Estimated Net Inventory/Liability Statement. For purposes of determining the Estimated Net Inventory Minus Liabilities, two (2) days before the Closing Date, Seller will prepare and deliver to Buyer a pro forma estimated unaudited statement of the Net Inventory Minus Liabilities as of the Closing Date (the “Estimated Net Inventory/Liability Statement”) in accordance with this Section 4.02. Prior to the date that is two days after the delivery of the Estimated Net Inventory/Liability Statement, the Buyer shall have the right to object to any determination of the Estimated Net Inventory Minus Liabilities not made in accordance with this Section 4.02 and Buyer and Seller shall use their reasonable best efforts to resolve any such objections prior to such date.

(c)       Net Inventory/Liability Statement. Within thirty (30) days after the Closing Date, Seller will prepare and deliver to Buyer an unaudited statement of the Transferred Organization Inventory and Assumed Liabilities as of the Closing Date (the “Net Inventory/Liability Statement”), prepared in accordance with this Section 4.02, together with all work papers related thereto. In the event that such statement and calculations are not delivered to Buyer within such thirty (30) days, the Estimated Net Inventory/Liability Statement shall be deemed to be the Net Inventory/Liability Statement.

(d)       Access to Information; Disputes Regarding Final Net Inventory/Liability Statement. Seller shall provide Buyer and Buyer’s representatives with reasonable access to all information used by Seller in preparing the Estimated Net Inventory/Liability Statement and Net Inventory/Liability Statement. Buyer shall, within sixty (60) days after delivery by Seller of the Net Inventory/Liability Statement, complete its review of the Net Inventory Minus Liabilities derived from the Net Inventory/Liability Statement. If Buyer determines that the Net Inventory Minus Liabilities has not been determined in accordance with this Section 4.02, then Buyer shall inform the Seller on or before the last day of such 60-day period by delivering a notice to the Seller (“Buyer’s Objection”) setting forth a specific description, and providing supporting calculations and detailed backup information of the basis of Buyer’s

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Objection and Buyer’s proposed adjustments to the Net Inventory Minus Liabilities that Buyer believes should be made in accordance with Section 4.02. Seller and its representatives, including if so desired by Seller, its independent accounting firm, shall then have fifteen (15) days to review and respond to Buyer’s Objection. Buyer and Seller shall seek in good faith to resolve any differences that they may have with respect to any matter specified in Buyer’s Objection. If Buyer and Seller are unable to mutually resolve all of their disagreements with respect to the determination of the foregoing items within fifteen (15) days following Seller’s receipt of Buyer’s Objection, then Buyer and Seller shall refer their remaining differences to an independent accounting firm of recognized standing that is mutually agreeable to Seller and Buyer and that does not have any material relationship with Seller, Buyer or MPC (the “Independent Accountant”) who shall, acting as experts and not as arbitrators, determine solely on the basis of the standards set forth in this Section 4.02 and only with respect to the remaining accounting-related differences so submitted by Buyer to the Seller (and not by independent review), whether and to what extent, if any, the Net Inventory Minus Liabilities requires adjustment in order to be prepared in accordance with this Section 4.02. Buyer and Seller shall direct the Independent Accountant to use the following resolution procedures. Buyer and Seller shall further direct the Independent Accountant to use its reasonable best efforts to render its determination within twenty (20) days of complete submission; provided that both Seller and Buyer agree to provide all necessary or requested information to the Independent Accountant as promptly as reasonably practicable. The determination of the Independent Accountant shall be final, conclusive and binding upon Seller and Buyer. The fees and disbursements of the Independent Accountant shall be paid by the parties based upon the degree to which the Independent Accountant accepts the respective positions of the parties. Seller and Buyer shall make readily available to the Independent Accountant all relevant books and records and any work papers and audit programs (including those of Buyer’s Accountants) and all other information and items reasonably requested by the Independent Accountant.

(e)       Cooperation. Each of Buyer and Seller agrees that, following the Closing Date, it will not take any actions with respect to the accounting and financial books, records, practices, policies and procedures of the Transferred Organization or of Seller’s Retained Business that would obstruct or prevent the determination of the Net Inventory Minus Liabilities.

Section 4.03. Allocation of Purchase Price. As soon as practicable after the determination of the Final Net Inventory/Liability Statement, Seller will prepare and deliver to Buyer a statement (the “Allocation Statement”) reflecting (i) the allocation of the Purchase Price among the Purchased Assets (other than the assets of GCC) and the Purchased Securities and (ii) an allocation of the ADSP (as such term is defined in Treasury Regulations Section 1.338-4) for GCI among the assets of GCI (including the GP Interest owned by GCI and the assets of GCC) in accordance with the Treasury regulations promulgated under Section

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338(h)(10). If within 10 days after the delivery of the Allocation Statement Buyer notifies Seller in writing that Buyer objects to the allocation set forth in the Allocation Statement, Buyer and Seller shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Buyer and Seller are unable to resolve such dispute within 20 days, Buyer and Seller shall jointly retain the Independent Accountant to resolve the disputed items. Upon resolution of the disputed items, the allocation reflected on the Allocation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Independent Accountant pursuant to this Section 4.03 shall be borne by Buyer. Buyer and Seller shall execute and file all Tax Returns in a manner consistent with the allocation as set forth on the Allocation Statement and shall not take any position before any taxing authority or in any judicial proceeding that is inconsistent with such allocation. As soon as practicable after the Closing, Seller will file a form 8023 with the IRS. Buyer and Seller shall each timely file a Form 8594 with the IRS in accordance with the requirements of Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”).

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Seller’s disclosure schedules to this Agreement (the “Seller Disclosure Schedules”), each of Seller and Gateway Technologies represents and warrants to Buyer and MPC as of the date hereof and as of the Closing Date that:

Section 5.01. Corporate Matters.

(a)       Organization. Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. GCI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. GCC is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware. GP is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware. Gateway Technologies is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.

(b)       Authorization; Validity. The execution and delivery of this Agreement and the Ancillary Agreements as to which Seller and Gateway Technologies are or will be a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Seller, Gateway Technologies, and the Transferred Subsidiaries. No other or further corporate act or proceeding on the part of Seller Gateway Technologies or the Transferred Subsidiaries is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the

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transactions contemplated hereby and thereby, including, without limitation, any action by Seller’s stockholders. This Agreement constitutes, and when executed and delivered, the Ancillary Agreements will constitute, valid and binding agreements of Seller and Gateway Technologies, enforceable against Seller and Gateway Technologies in accordance with their respective terms.

(c)       Corporate Power. Seller and its Subsidiaries have all requisite corporate power and authority to own, operate and lease the Purchased Assets, to carry on the Transferred Organization as and where such is now being conducted, to transfer the GCI Stock, to enter into this Agreement and the Ancillary Agreements as to which they are or will be parties, and to carry out the transactions contemplated hereby and thereby except where failure to have such power and authority would not have a Material Adverse Effect.

(d)       Foreign Qualification. Each of GCI, GCC, and GP is duly licensed or qualified to do business as a foreign company, and is in good standing, in each jurisdiction where such qualification is necessary, except where the failure to be so qualified, individually or in the aggregate, would not have a Material Adverse Effect.

Section 5.02. Ownership of GCI. Seller owns all of the issued and outstanding shares of common stock of GCI free and clear of any Liens. GCI has no authorized preferred stock or other classes of capital stock. Seller has provided copies of all organizational documents with respect to GCI. There are no subscriptions, options, warrants, conversion privileges, or other rights or agreements with respect to the issuance thereof, presently outstanding to purchase any of the capital stock of GCI. The shares of GCI Stock are: (i) not subject to any preemptive rights or rights of first refusal and (ii) duly and validly authorized, issued and outstanding, fully paid, and nonassessable. Seller has not subjected the GCI Stock to any proxies, voting agreements, or other restrictions on the incidents of ownership thereof.

Section 5.03. Ownership of GCC. GCI owns a sixty percent (60%) interest in GCC, free and clear of any Liens. On or prior to the Closing Date, GCI will hold a one hundred percent (100%) interest in GCC, free and clear of any Liens. Seller has provided copies of all organizational, joint venture, and other agreements between Seller, GCI and Quanta with respect to GCC. There are no subscriptions, options, warrants, conversion privileges, or other rights or agreements with respect to the issuance thereof, presently outstanding to purchase any ownership interest of GCC. The ownership interests in GCC are not subject to any preemptive rights or rights of first refusal. Neither Seller nor GCI have subjected the GCC Interest to any proxies, voting agreements, or other restrictions on the incidents of ownership thereof.

Section 5.04. Ownership of GP. GCI owns a 90% interest in GP and Gateway Technologies owns the remaining 10% interest in GP, in each case free and clear of any Liens. Seller has provided copies of all organizational

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documents with respect to GP. There are no subscriptions, options, warrants, conversion privileges, or other rights or agreements with respect to the issuance thereof, presently outstanding to purchase any ownership interest of GP. The ownership interest in GP is not subject to any preemptive rights or rights of first refusal. Neither Seller nor GCI have subjected the GP Interest to any proxies, voting agreements, or other restrictions on the incidents of ownership thereof.

Section 5.05. No Violation. Neither the execution and delivery of this Agreement or the Ancillary Agreements as to which it is or will be a party, nor the consummation by Seller and its Subsidiaries of the transactions contemplated hereby and thereby, (a) will violate any Applicable Law or Order, (b) except for any action or notice required under any federal, state or local “plant closing” or similar Law or antitrust approval that may be required under the HSR Act, will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity, or (c) violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any term or provision of the articles of incorporation, by laws, or other organizational documents of Seller, Gateway Technologies or any of the Transferred Subsidiaries or (d) violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any of the Purchased Assets (other than the Transferred Contracts), Subsidiary Assets (other than the Transferred Contracts), GCI Stock, GCC Interest, or GP Interest, except the case of clauses (a), (b) and (d) above for such violations, authorizations, consents, conflicts, defaults, terminations, accelerations or Liens which would not have a Material Adverse Effect.

Section 5.06. Financial Statements.

(a)       As used in this Agreement, “Financial Statements” shall mean (i) the audited balance sheets of the Transferred Organization combined with GCC as of December 31, 2006 and 2005, (ii) the audited statements of operations of the Transferred Organization combined with GCC for each of the years ended December 31, 2006, 2005 and 2004, (iii) the unaudited balance sheets of the combined Transferred Organization combined with GCC as of September 30, 2007 and (iv) the unaudited statements of operations of the Transferred Organization combined with GCC for the nine months ended September 30, 2007; provided, that for the avoidance of doubt, the parties acknowledge and agree that the Financial Statements do not reflect any assets, liabilities or operations of GCC prior to the date of its formation in June 2006.

(b)       The Financial Statements, when provided to MPC by Seller in accordance with Section 8.06 hereof, will have been prepared on a consistent basis from the books and records of Seller, GCI, GCC, and GP in accordance with GAAP (other than as specified in the notes thereto and, in the case of the unaudited interim financial statements of the Transferred Organization combined

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with GCC as of and for the nine months ended September 30, 2007, subject to normal and recurring year-end adjustments), and fairly present in all material respects the assets, liabilities and financial position and the results of operations of the Transferred Organization combined with GCC as of the dates and for the years and periods indicated. The Financial Statements do not (i) contain any material items of special or non-recurring income or other income not earned in the ordinary course of business or (ii) reflect the operations of any entity or business other than the Transferred Organization and GCC.

(c)       For the avoidance of doubt and disputes, the parties hereto agree that (A) the accounting principles set forth in Exhibit C are in accordance with GAAP and (B) none of the parties hereto, their respective accountants or any Independent Accountant shall have any basis whatsoever to hereafter assert, conclude or determine that the accounting principles set forth in Exhibit C are not in accordance with GAAP applied consistently with the accounting policies, practices and procedures used by Seller prior to the Closing Date. Buyer acknowledges and agrees that it has reviewed the aspects of the accounting policies, practices and procedures used by Seller prior to the Closing Date that involve significant management estimates, including, but not limited to, warranty liabilities and inventory reserves, and that Buyer agrees with the methodologies used to determine such management estimates.

Section 5.07. Inventory. The Transferred Organization Inventory (as of the relevant date) will be reflected on the Estimated Net Inventory/Liability Statement and the Final Net Inventory/Liability Statement. All Transferred Organization Inventory (collectively, “Inventory”) is of a quantity and quality that is usable and saleable in the ordinary course of business. Except as set forth on Schedule 5.07, as of the Closing Date, all Inventory is located on Seller or Transferred Subsidiary premises and will not be the subject of any counterclaim, or a claim for a charge back, deduction, credit, set off or other offset, or any claim of a party-in-possession, such as a claim for a Lien or other restriction.

Section 5.08. Absence of Certain Changes. Except as and to the extent set forth on Schedule 5.08, and other than as a result of events or circumstances which, individually or in the aggregate, will not have a Material Adverse Effect, since the date of the Recent Financial Statements, the Transferred Organization and the affairs of the Transferred Subsidiaries have been conducted only in the ordinary course of business consistent in all material respects with past practice, except that Seller has significantly reduced its marketing commitments for the Transferred Organization, and there has not been:

(a)       No Material Adverse Effect. One or more events, occurrences or changes in circumstances that have had or would have, individually or in the aggregate, a Material Adverse Effect;

(b)       No Increase in Compensation. Any increase in the compensation, salaries or wages payable or to become payable to any Transferred Organization

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Employee (including, without limitation, any increase or change pursuant to any Employee Plan/Agreement), in the case of this Section 5.08(b) as measured against the compensation, salary and wage of the Transferred Organization Employees as of the date of this Agreement and, for the avoidance of doubt, not as against the Recent Financial Statements; provided, however, that MPC’s and Buyer’s consent to any such increase shall not be unreasonably withheld;

(c)       No Liens. Any Lien made on any of the Purchased Assets, Subsidiary Assets, the GCI Stock, GCC Interest, or GP Interest;

(d)       No Material Amendment of Transferred Contracts. Any entering into, material amendment or termination by Seller or any of the Transferred Subsidiaries of any Transferred Contract, or any waiver of material rights thereunder, other than in the ordinary course of business;

(e)       No Change in Accounting Practices. Any material change in the manner of conducting the Transferred Organization, or the business of the Transferred Subsidiaries, or change in a method of accounting or accounting practices, except in each case as may be required by Applicable Law or changes in GAAP;

(f)        No Loss of Assets. No assets or properties of the Seller used in the Transferred Organization or Subsidiary Assets that are, individually or in the aggregate, material have been destroyed, damaged or otherwise lost (whether or not covered by insurance); and

(g)       No Commitments. Any commitment (contingent or otherwise) by the Seller or any of its Subsidiaries to do any of the foregoing;

(h)       No Distributions. Any declaration of dividend or distribution upon or with respect to any equity interest by GCC;

(i)        No Disposition of Assets. Any sale, transfer or disposal of, or agreement to sell, transfer or dispose of, any Purchased Asset held by GCC other than a sale, transfer or disposal in the ordinary course of business.

Section 5.09. No Litigation. There is no Litigation pending or, to Seller’s Knowledge, threatened against Seller, the Transferred Subsidiaries, the Transferred Organization or any of the Purchased Assets or Subsidiary Assets, which would result in a Material Adverse Effect. Neither Seller, Subsidiaries, the Transferred Organization nor the Purchased Assets or Subsidiary Assets is subject to any Order, which would result in a Material Adverse Effect.

Section 5.10. Compliance With Laws and Orders.

(a)       Compliance. To Seller’s Knowledge, Seller and Subsidiaries are, and since January 1, 2005 have been, in compliance with all Laws and all Orders

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of any Government Entities in the operation of the Transferred Organization, except for instances of noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect. To the Seller’s Knowledge, Seller and Subsidiaries have not, within the past five (5) years, received written notice of any violation or alleged violation of, and, is subject to no Liability for, past or continuing violations of any Laws or Orders regarding the operation of the Transferred Organization which would have a Material Adverse Effect.

(b)       Licenses and Permits. To Seller’s Knowledge, Seller and Subsidiaries have all Licenses and Permits required for the current conduct of the Transferred Organization and the business of the Subsidiaries, and current operation of the Leased Facility, except for such failures to obtain such Licenses and Permits which would not, individually or in the aggregate, have a Material Adverse Effect. All Licenses and Permits are in full force and effect, except for instances which would not, individually or in the aggregate, have a Material Adverse Effect. Seller and Subsidiaries are and have been in compliance with all such Licenses and Permits, except for instances of noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect.

(c)       Environmental Matters. The applicable Laws relating to public health and safety, worker health and safety, pollution or protection of the environment, including but not limited to Laws relating to emissions, discharges, generation, storage, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic, hazardous or petroleum or petroleum-based substances or wastes, pesticides, asbestos, noise or radiation (“Waste”) into the environment or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste including, without limitation, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Toxic Substances Control Act and the Comprehensive Environmental Response Compensation Liability Act, as amended (“CERCLA”), and their state and local counterparts are herein collectively referred to as the “Environmental Laws.” To Seller’s Knowledge, Seller and Subsidiaries have obtained any required permit, license, and other authorization and have complied and are in compliance with all Environmental Laws, except for instances of noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect. There is no Litigation nor any demand, claim, hearing or notice of violation pending or, to the Seller’s Knowledge, threatened against Seller or the Transferred Organization or any facility used in connection therewith, or Subsidiaries relating to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder. To Seller’s Knowledge, no materials or equipment containing polychlorinated biphenyls or asbestos containing material in any form or condition exist at any property or facility owned or operated by Seller or Subsidiaries. Neither Seller nor any of its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation, any hazardous substances,

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or owned or operated any property or facility, in a manner that has given or would give rise to obligations or liabilities, including without limitation, any obligation or liability for response costs, correction action costs, personal injury, property damage, natural resources damages or attorney fees pursuant to any Environmental Law.

Section 5.11. Title to Purchased Assets.

(a)       Seller, Gateway Technologies and/or the applicable Transferred Subsidiary has good and marketable title to all of the Purchased Assets (including the Subsidiary Assets, as applicable, free and clear of all Liens, except for Liens of which Seller does not have knowledge and that, individually or in the aggregate, would not have a Material Adverse Effect. At Closing, Buyer will receive good and marketable title to all the Purchased Assets, free and clear of all Liens, except for Liens of which Seller does not have Knowledge and that, individually or in the aggregate, would not have a Material Adverse Effect.

(b)       With respect to each of the properties and assets that are leased by any of the Transferred Subsidiaries, the relevant Transferred Subsidiary is in compliance with such lease and holds a valid leasehold interest in such property or asset free of any Liens except for those Liens of which Seller does not have Knowledge and that, individually or in the aggregate, would not have a Material Adverse Effect.

Section 5.12. Transferred Contracts and Commitments. To Seller’s Knowledge, neither Seller nor any of its Subsidiaries is in default under any Transferred Contract, nor has any event or omission occurred which through the passage of time or the giving of notice, or both, would constitute a default thereunder or cause the acceleration of any of Seller’s obligations or result in the creation of any Lien on any of the Purchased Assets or Subsidiary Assets, except for defaults or potential defaults that would not have a Material Adverse Effect. To Seller’s Knowledge, no third party is in default under any Transferred Contract, nor has any event or omission occurred which, through the passage of time or the giving of notice, or both, would constitute a default thereunder, except for defaults or potential defaults which would not have a Material Adverse Effect. Except as set forth on Schedule 5.12, none of the Transferred Contracts include:

(a)       Any loan or advance to or investment in, any Person, or any agreement, contract or commitment relating to the making of any such loan, advance or investment or any agreement, contract or commitment involving a sharing of profits;

(b)       Any guarantee or other contingent liability in respect of any indebtedness or obligation of any Person other than a Transferred Subsidiary;

(c)       Other than the Seller’s Warranty Policies, any agreement, contract or commitment requiring Seller to indemnify or hold harmless any person, other

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than purchase orders, standard supplier arrangements, and revenue earning contracts, entered into in the ordinary course of business; or

(d)       Any amendment, modification or supplement in respect of any of the foregoing.

Seller has (i) furnished to Buyer complete and accurate copies of the twenty-five (25) largest Transferred Contracts that are customer contracts, as measured by historical revenue and (ii) provided Buyer with the opportunity to request and review copies of all other Transferred Contracts. On or prior to the Closing Date, Seller shall deliver to Buyer a written inventory of all of the Transferred Contracts, and will deliver copies of all such contracts within fifteen (15) days after the Closing Date; provided that the foregoing requirement shall not apply to Transferred Contracts identified by Seller after the Closing Date in accordance with Section 1.01(i), which contracts shall be delivered to Buyer no later than the date that is 120 days after the Closing Date.

Section 5.13. Labor Matters. On or prior to the date that is five days before the Closing Date, Seller will have provided, to the extent permitted by Law, a complete and accurate list of the position, location of employment, U.S. visa status if applicable, hire date, and current annual rates of salary and variable pay of each of the Transferred Organization Employees as well as a list of all existing employment or consulting contracts which constitute contractual obligations of Seller and its Subsidiaries and a list of which such Transferred Organization Employees are on long term disability leave, extended unpaid absence or receiving benefits pursuant to workers’ compensation legislation (the “Transferred Organization Employees List”), in each case as of a date that is no more than seven days before the Closing Date; provided, however, that in the event that the parties do not have at least seven days’ prior notice of the Closing Date pursuant to Article 12 hereof, such lists shall be delivered as promptly as reasonably practicable. All current assessments under workers’ compensation legislation in relation to the Transferred Organization have been paid or accrued and Seller and the Subsidiaries have not been subject to any material special or penalty assessment with respect to the Transferred Organization under such legislation which has not been paid. Seller and Subsidiaries are not parties to any collective bargaining agreements with any unions, guilds, shop committees or other collective bargaining groups with respect to the Transferred Organization Employees. With respect to the Transferred Organization Employees, (i) Seller and Subsidiaries have not experienced any labor disputes, union organization attempts or any work stoppage due to labor disagreements in connection with the Transferred Organization in the last two years, in each case that are material and (ii) there is no material unfair labor practice charge or complaint against Seller or Subsidiaries pending or, to Seller’s Knowledge, threatened.

Section 5.14. Employee Benefit Plans. Schedule 5.14 sets forth all material pension, thrift, savings, profit sharing, retirement, incentive bonus or other bonus, medical, dental, life, accident insurance, benefit, employee welfare,

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disability, group insurance, stock purchase, stock option, stock appreciation, stock bonus, executive or deferred compensation, hospitalization and other similar fringe or employee benefit plans, programs and arrangements, and any material employment agreements, retention agreements, consulting contracts, “golden parachutes,” collective bargaining agreements, severance agreements or plans, vacation and sick leave plans, programs, arrangements and policies, including, without limitation, all material “employee benefit plans” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) which are provided to, for the benefit of, or relate to, any Transferred Organization Employees. The items described in the foregoing sentence are hereinafter sometimes referred to collectively as “Employee Plans/Agreements,” and each individually as an “Employee Plan/Agreement.” Each Employee Plan/Agreement has been administered in accordance with its terms and complies in all material respects with and has been administered in compliance with the provisions of all Applicable Laws, except for failures that would not, individually or in the aggregate, have a Material Adverse Effect. No material improvements to any Employee Plan/Agreement have been promised, and no improvements or amendments to any Employee Plan/Agreement will be made or promised prior to the Closing Date, except as required by Applicable Law. Except as set forth on Schedule 5.14, there is no pending or, to Seller’s Knowledge, threatened Litigation against or involving any such Employee Plan/Agreement (other than routine claims for benefits). Other than the 401k Plan or as required by Applicable Law, none of the Employee Plans/Agreements provides benefits to retired employees or consultants or the beneficiaries or dependents of retired employees or consultants of the Seller. True and correct copies of all the Employee Plans/Agreements have heretofore been provided to Buyer.

Section 5.15. Warranties; Product Liability. Seller has provided or made available to Buyer written copies of the material warranty policies and practices (“Warranty Policies”) currently in force and made by Seller or any of its Subsidiaries covering or relating to Products and for any services furnished or rendered by the Transferred Organization (“Transferred Organization’s Products or Services”). To Seller’s Knowledge, there are not (a) any Liabilities of Seller or any of the Transferred Subsidiaries asserted and arising out of or based upon incidents occurring on or before the date hereof with respect to any product or service Liability or any similar Claim that relates to any of Transferred Organization’s Products or Services which would, individually or in the aggregate, have a Material Adverse Effect (subject to the reserve for warranty liabilities set forth on the Recent Financial Statements), or (a) any Liabilities of Seller or Subsidiaries which would, individually or in the aggregate, have a Material Adverse Effect (subject to the reserve for warranty liabilities set forth on the Recent Financial Statements) asserted and arising out of or based upon incidents occurring on or before the date hereof with respect to any Claim for the breach of any express or implied Warranty Policy, or any similar Claim that relates to any of Transferred Organization’s Products or Services, and Seller has no Knowledge of any material defect or deficiency in any of Transferred Organization’s Products

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or Services which could give rise to any such Liabilities or Claims which would have a Material Adverse Effect (subject to the reserve for warranty liabilities set forth on the Recent Financial Statements).

Section 5.16. Licensed Trade Rights. Seller owns or licenses the Licensed Trade Rights and has the necessary rights to fulfill its obligations and grant all licenses and rights granted under this Agreement and the License Agreement. Seller has not previously granted any rights in the Licensed Trade Rights to any third party that are inconsistent with the rights granted herein to Buyer. Seller has taken those actions that it believed were necessary or appropriate to maintain and protect the Licensed Trade Rights. Seller acquired all of its rights to the Licensed Trade Rights through the efforts of its own employees, agents and/or independent contractors or through contractual arrangements with third parties. Seller has provided or made available to Buyer true and correct copies of all agreements, licenses, or sublicenses, that are part of the Licensed Trade Rights not owned by Seller. There is no Litigation or Claim pending or, to Seller’s Knowledge, threatened, asserting the invalidity, misuse, or unenforceability of any of the Licensed Trade Rights, and Seller has no Knowledge of any reasonable grounds for any such claims.

Section 5.17. Tax Matters. Except as set forth on Schedule 5.17:

(a)       Neither the Purchased Assets, the Subsidiary Assets, the Transferred Organization nor the Transferred Subsidiaries are encumbered by any Liens arising out of any unpaid taxes and, to Seller’s Knowledge, there are no grounds for the assertion or assessment of any material Liens against the Purchased Assets, the Subsidiary Assets, the Transferred Organization or the Transferred Subsidiaries in respect of any taxes.

(b)       Seller or Subsidiaries have paid all material taxes required to be paid with respect to the Purchased Assets, the Subsidiary Assets, the Transferred Organization or the Transferred Subsidiaries.

(c)       No written claim has been made since January 1, 2005 or, to Seller’s Knowledge, made on or prior to January 1, 2005 or, to Seller’s Knowledge, threatened by a Government Entity in a jurisdiction where Seller or Subsidiaries do not file Tax Returns that the Transferred Organization or Transferred Subsidiaries are or may be subject to taxes by that jurisdiction.

(d)       Subject to any applicable reserves reflected in the applicable Net Inventory/Liability Statement, no Litigation or Order is pending or, to Seller’s Knowledge, threatened, by any Government Entity for any audit, examination, deficiency, assessment or collection from Seller or Subsidiaries of any taxes related to the Transferred Organization or Transferred Subsidiaries, no unresolved written claim for any deficiency, assessment or collection of any taxes related to the Transferred Organization or Transferred Subsidiaries has been asserted

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against Seller, and all resolved claims for assessments of taxes related to the Transferred Organization or Transferred Subsidiaries have been paid.

(e)       To Seller’s Knowledge, no issues have been raised by the relevant taxing authorities on audit that are of a recurring nature and that would have a material effect upon the taxes of the Transferred Organization or Transferred Subsidiaries.

(f)        The provisions for taxes in the Recent Financial Statements are sufficient for the payment of all material accrued and unpaid federal, state, county, and local taxes, whether or not assessed or disputed as of the date of the Recent Financial Statements.

(g)       The Transferred Subsidiaries are not parties to any tax sharing agreements.

Section 5.18. Restrictive Documents and Territorial Restrictions. Except for restrictions contained in this Agreement, the Transferred Organization is not subject to, or a party to, any charter, by-law, mortgage, Liens, lease, license, permit, agreement, instrument, Law, judgment or decree, or any other restriction of any kind or character, limiting the ability of the Transferred Organization to compete in any geographic area or with any Person.

Section 5.19. Relationships. To Seller’s Knowledge, there are no outstanding disputes with any suppliers, customers, resellers or partners of the Transferred Organization, other than disputes that would not, individually or in the aggregate, have a Material Adverse Effect. Except as would not, individually or in the aggregate, have a Material Adverse Effect, no customer or reseller of the Transferred Organization has refused to do business with Seller or Subsidiaries.

Section 5.20. Related Party Transactions. To Seller’s Knowledge, no officer or director of any of the Transferred Subsidiaries or any Affiliate of any such Person, has, either directly or indirectly, a material interest in: (i) any Person that purchases from or sells, licenses, or supplies to the Transferred Organization any goods, property, technology, intellectual property, or other property rights or services, or (ii) any contract or agreement to which any of the Transferred Subsidiaries is a party or by which it may be bound or affected.

Section 5.21. No Insolvency. No insolvency proceeding of any character, including without limitation, bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting the Transferred Organization, the Subsidiaries, or any of the Purchased Assets or Subsidiary Assets, is pending or threatened. Neither Seller nor Subsidiaries have taken any action in contemplation of, or that would constitute the basis for, the initiation of any such insolvency proceedings.

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Section 5.22. Brokers or Finders. Seller has not retained, employed or used any broker or finder in connection with the transactions provided for herein or the negotiation hereof.

Section 5.23. Private Placement. The offer, sale and issuance of the Purchased Securities constitutes a transaction exempt from the registration requirements of Section 5 of the 1933 Act. Neither Seller nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Purchased Securities to any Person or Persons so as to bring the sale of such Purchased Securities by Seller within the registration provisions of the 1933 Act or any state securities laws.

Section 5.24. Purchase for Investment. Seller is purchasing the MPC Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Seller (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the MPC Shares and is capable of bearing the economic risks of such investment.

Section 5.25. Inspections; No Other Representations. Seller is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of securities such as the MPC Shares as contemplated hereunder. Seller has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the purchase of the MPC Shares as contemplated hereunder. Seller acknowledges and agrees that it is acquiring the MPC Shares without reliance upon any express or implied warranties of any nature made by or on behalf of or imputed to Buyer, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Seller acknowledges that Buyer makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Seller of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of MPC or (ii) any other information or documents made available to Seller or its counsel, accountants or advisors with respect to MPC, except as expressly set forth in this Agreement.

Section 5.26. SEC Filings and the Sarbanes-Oxley Act. Seller has delivered or made available (including through the SEC’s EDGAR system) to Buyer (i) its annual report on Form 10-K for its fiscal year ended December 31, 2006 (the “Seller 10-K”), its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2007 and June 30, 2007, (ii) its proxy statement and additional definitive proxy soliciting materials relating to Seller’s 2007 annual meeting of stockholders and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2006 (the documents referred to in this Section 6.06 collectively, the “Seller SEC Filings”).

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(a)       As of its filing date, each Seller SEC Filing complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “1933 Act”), and the Securities Exchange Act of 1934, as amended (the “1934 Act”), as the case may be.

(b)       As of its filing date, each Seller SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)       Each Seller SEC Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)       Seller has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Except as disclosed in the Seller SEC Filings, such disclosure controls and procedures are designed to ensure that material information relating to Seller, including its consolidated Subsidiaries, is made known to Seller’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Except as disclosed in the Seller SEC Filings, such disclosure controls and procedures are effective in timely alerting Seller’s principal executive officer and principal financial officer to material information required to be included in Seller’s periodic reports required under the 1934 Act.

(e)       Seller has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the 1934 Act) (“Internal Controls”). Except as disclosed in the Seller SEC Filings, such Internal Controls are sufficient to provide reasonable assurance regarding the reliability of Seller’s financial reporting and the preparation of Seller financial statements for external purposes in accordance with GAAP. Seller has disclosed, based on its most recent evaluation of Internal Controls prior to the date hereof, to Seller’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of Internal Controls which are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYER AND MPC

Except as set forth in Buyer and MPC’s disclosure schedules to this Agreement (the “Buyer Disclosure Schedules”), each of Buyer and MPC

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represents and warrants to Seller, as of the date hereof and as of the Closing Date that:

Section 6.01. Corporate Matters.

(a)       Organization. MPC is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b)       Company Power. Each of Buyer and MPC has all requisite corporate power to enter into this Agreement and the Ancillary Agreements to which it is a party and to carry out the transactions contemplated hereby and thereby.

(c)       Foreign Qualifications. Each of Buyer and MPC is duly licensed or qualified to do business as a foreign company, and is in good standing, in each jurisdiction where such qualification is necessary, except where the failure to be so qualified, individually or in the aggregate, would not have a material adverse effect.

Section 6.02. Authority of MPC and Buyer. The execution and delivery of this Agreement and the Ancillary Agreements to which MPC and Buyer are a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of MPC or Buyer. No other corporate act or proceeding on the part of MPC or Buyer is necessary to authorize this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby and thereby, including, except that the approval of MPC’s shareholders will be required in order for the MPC Preferred Shares to be converted into shares of MPC’s common stock. This Agreement constitutes, and when executed and delivered, the Ancillary Agreements to which it is a party will constitute, valid and binding agreements of MPC, enforceable in accordance with their respective terms.

Section 6.03. No Violation. Neither the execution and delivery of this Agreement or the Ancillary Agreements as to which it is or will be a party, nor the consummation by MPC or Buyer of the transactions contemplated hereby and thereby, (a) will violate any applicable Law or Order, (b) except for any action or notice required under the HSR Act, will require any authorization, consent, approval, exemption or other action by or notice to any Government Entity, (c) violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under any term or provision of the articles of incorporation, by laws, or other organizational documents of MPC or Buyer, or (d) violate or conflict with, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or will result in the termination of, or accelerate the performance required by, or result in the creation of any Lien upon any asset of MPC or any of its Subsidiaries under,

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any agreement or other instrument binding upon MPC or any of its Subsidiaries, except in the case of clauses (a), (b) and (d) above for such violations, authorizations, consents, conflicts, defaults, terminations, accelerations as would not have a Material Adverse Effect.

Section 6.04. Issuance of MPC Shares. The MPC Shares are duly authorized and, when issued and the transactions contemplated hereby are consummated, will be duly and validly issued, fully paid, and nonassessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in this Agreement. No approval or authorization of any shareholder, the Board of Directors, or others is required for the issuance and sale of the MPC Shares that has not been obtained, except that the approval of MPC’s shareholders will be required in order for the MPC Preferred Shares to be converted into shares of MPC’s common stock.

Section 6.05. Capitalization. The capitalization of MPC is as set forth on Schedule 6.05. MPC has not issued any capital stock since its most recently filed periodic report filed with the Securities and Exchange Commission, other than pursuant to the exercise of employee stock options under MPC’s stock option plans, the issuance of shares of common stock to employees pursuant to MPC’s employee stock purchase plan, and pursuant to the conversion or exercise of MPC securities as contemplated by this Agreement. Except as set forth on Schedule 6.05, there are no (i) outstanding shares of MPC’s capital stock or (ii) options, warrants, conversion or exchange rights or other rights (including preemptive rights of any kind) or agreements to purchase or acquire any of MPC’s capital stock or any securities convertible or exchangeable into such capital stock.

Section 6.06. SEC Filings and the Sarbanes-Oxley Act. MPC has delivered or made available (including through the SEC’s EDGAR system) to Seller (i) its annual report on Form 10-K for its fiscal year ended December 31, 2006 (the “MPC 10-K”), its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2007 and June 30, 2007, (ii) its proxy statement and additional definitive proxy soliciting materials relating to MPC’s 2007 annual meeting of stockholders and (iii) all of its other reports, statements, schedules and registration statements filed with the SEC since December 31, 2006 (the documents referred to in this Section 6.06 collectively, the “MPC SEC Filings”).

(a)       As of its filing date, each MPC SEC Filing complied as to form in all material respects with the applicable requirements of the 1933 Act, and the 1934 Act, as the case may be.

(b)       As of its filing date, each MPC SEC Filing filed pursuant to the 1934 Act did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

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(c)       Each MPC SEC Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(d)       MPC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act). Such disclosure controls and procedures are designed to ensure that material information relating to MPC, including its consolidated Subsidiaries, is made known to MPC’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared. Such disclosure controls and procedures are effective in timely alerting MPC’s principal executive officer and principal financial officer to material information required to be included in MPC’s periodic reports required under the 1934 Act.

(e)       MPC and its Subsidiaries have established and maintained a system of Internal Controls. Such Internal Controls are sufficient to provide reasonable assurance regarding the reliability of MPC’s financial reporting and the preparation of MPC financial statements for external purposes in accordance with GAAP. MPC has disclosed, based on its most recent evaluation of Internal Controls prior to the date hereof, to MPC’s auditors and audit committee (x) any significant deficiencies and material weaknesses in the design or operation of Internal Controls which are reasonably likely to adversely affect MPC’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Internal Controls.

Section 6.07. Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of MPC included in the MPC SEC Filings fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of MPC and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end adjustments in the case of any unaudited interim financial statements).

Section 6.08. No Litigation. There is no Litigation pending or, to MPC’s Knowledge, threatened against MPC or any of its Subsidiaries that would reasonably be expected to result in a material adverse effect on MPC and its Subsidiaries, taken as a whole. Neither MPC nor any of its Subsidiaries is subject to any Order, which would reasonably be expected to result in a material adverse effect on MPC and its Subsidiaries, taken as a whole.

Section 6.09. No Undisclosed Material Liabilities. There are no material liabilities or obligations of MPC or any of its Subsidiaries of any kind whatsoever,

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whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities or obligations disclosed and provided for in the consolidated balance sheet of MPC as of December 31, 2006, and the footnotes thereto, set forth in the MPC 10-K, (b) liabilities or obligations incurred in the ordinary course of business consistent with past practices since December 31, 2006 that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on MPC, and, (c) liabilities or obligations incurred in connection with this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 6.10. Compliance with Laws and Orders.

(a)       Compliance. To MPC’s Knowledge, MPC and its Subsidiaries are, and since January 1, 2005 have been, in compliance with all Laws and all Orders of any Government Entities, except for instances of noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect. To MPC’s Knowledge, MPC and its Subsidiaries have not, within the past five (5) years, received written notice of any violation or alleged violation of, and, is subject to no Liability for, past or continuing violations of any Laws or Orders which would have a Material Adverse Effect.

(b)       Licenses and Permits. To MPC’s Knowledge, MPC and its Subsidiaries have all Licenses and Permits required for the current conduct of MPC’s business and the business of the Subsidiaries, and current operation of the Leased Facility, except for such failures to obtain such Licenses and Permits which would not, individually or in the aggregate, have a Material Adverse Effect. All Licenses and Permits are in full force and effect, except for instances which would not, individually or in the aggregate, have a Material Adverse Effect. MPC and its Subsidiaries are and have been in compliance with all such Licenses and Permits, except for instances of noncompliance which would not, individually or in the aggregate, have a Material Adverse Effect.

(c)       Environmental Matters. The applicable Laws relating to public health and safety, worker health and safety, pollution or protection of the environment, including but not limited to Laws relating to emissions, discharges, generation, storage, releases or threatened releases of Waste into the environment or otherwise relating to the presence, manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Waste including, without limitation, Environmental Laws. To MPC’s knowledge, MPC and its Subsidiaries have obtained any required permit, license, and other authorization and have complied and are in compliance with all Environmental Laws, except for instances of noncompliance which would not, individually or in the aggregate, have a material adverse effect on MPC and its Subsidiaries, taken as a whole. There is no Litigation nor any demand, claim, hearing or notice of violation pending or, to the MPC’s Knowledge, threatened against MPC or any of its Subsidiaries relating to the Environmental Laws or any Order issued, entered, promulgated or approved thereunder. To MPC’s Knowledge, no materials or

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equipment containing polychlorinated biphenyls or asbestos containing material in any form or condition exist at any property or facility owned or operated by MPC or any of its Subsidiaries. Neither MPC nor any of its predecessors or Affiliates has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation, any hazardous substances, or owned or operated any property or facility, in a manner that has given or would give rise to obligations or liabilities, including without limitation, any obligation or liability for response costs, correction action costs, personal injury, property damage, natural resources damages or attorney fees pursuant to any Environmental Law.

Section 6.11. Ownership of Buyer; No Prior Activities. Buyer is a direct wholly-owned subsidiary of MPC. Buyer has engaged in no business activities other than as contemplated by this Agreement and has conducted its operations only as contemplated by this Agreement.

Section 6.12. Private Placement. The offer, sale and issuance of the MPC Shares constitutes a transaction exempt from the registration requirements of Section 5 of the 1933 Act. Neither MPC nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the MPC Shares to any Person or Persons so as to bring the sale of such MPC Shares by MPC within the registration provisions of the 1933 Act or any state securities laws.

Section 6.13. Brokers or Finders. Buyer and MPC have not retained, employed or used any broker or finder in connection with the transactions provided for herein or the negotiation hereof.

Section 6.14. Purchase for Investment. Buyer is purchasing the Purchased Securities for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Buyer (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Securities and is capable of bearing the economic risks of such investment.

Section 6.15. Sufficient Cash. Prior to the Closing Date, MPC will have raised at least $9,000,000 additional in cash and cash equivalents through the conversion of outstanding convertible securities, the exercise or warrants or the sale of additional equity securities, as measured relative to MPC’s cash and cash equivalents as of the date hereof.

Section 6.16. Tax Matters. Buyer is treated, and will be treated at Closing, as an association taxable as a corporation for U.S. federal income tax purposes.

Section 6.17. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors,

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experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Purchased Securities as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that Seller has given Buyer complete and open access to the key employees, documents and facilities of the Transferred Organization. Buyer acknowledges and agrees that the Purchased Assets and the Purchased Securities are sold “as is” and Buyer agrees to accept the Purchased Assets, the Purchased Securities and the Transferred Organization in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Seller, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that Seller makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Transferred Organization or the future business and operations of the Transferred Organization or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Transferred Organization, except as expressly set forth in this Agreement.

ARTICLE 7

EMPLOYEES - EMPLOYEE BENEFITS

Section 7.01. Transferred Organization Employees; Affected Employees. “Transferred Organization Employees” shall mean (i) all of the employees of the Transferred Organization who are not Designated Employees, (ii) those employees who support the Transferred Organization who are not Designated Employees and are identified on a written list to be mutually agreed upon by the parties to be delivered on the date that is one week after the Effective Date and (iii) with respect to Designated Employees, such employees of the Transferred Organization and employees who support the Transferred Organization who accept offers of employment from Buyer in accordance with the terms of this Agreement. On and immediately following the Closing Date, Buyer shall employ the Transferred Organization Employees (except such Transferred Organization Employees who resign their employment at or prior to the Closing Date) effective at the Closing such that the Transferred Organization Employees suffer no break in employment and on the following terms: (a) title and position that is substantially similar to the position held at Seller immediately before Closing and (b) total compensation and benefits that, in the aggregate, are substantially similar to the total compensation and benefits that each Transferred Organization Employee was eligible to receive from Seller immediately before Closing. The

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Transferred Organization Employees who are employed by Buyer immediately after the Closing are referred to herein as “Transferred Employees.” Seller shall use commercially reasonable efforts to assist Buyer in employing Transferred Employees as new employees of Buyer. Prior to the Closing Date, Buyer shall not make any offer of employment to a Designated Employee unless Buyer has received Seller’s prior written consent to do so. Following the Closing Date, each party’s obligations in respect of the solicitation or hiring of any other party’s employees shall be as set forth in Section 8.07.

Section 7.02. Reporting; Payroll Taxes; Commissions and Bonuses.

(a)       Reporting. Seller shall be responsible for payroll and payroll tax reporting with respect to the Transferred Employees for amounts withheld or required to be withheld for periods ending on or prior to the Closing Date. Seller also agrees to issue, by the date prescribed by IRS Regulations, Forms W-2 for employee wages paid through the Closing Date.

(b)       Payroll and Payroll Taxes. Seller shall be responsible for and shall timely pay in full all payroll due with respect to Transferred Employees for all periods prior to the Closing Date. Seller shall further be responsible for and shall timely pay in full all payroll taxes due with respect to Transferred Employees (i) for all periods prior to the Closing Date and (ii) for payments made by Seller to the Transferred Employees after the Closing Date. Except as provided for in this Section 7.02(b), Buyer shall be responsible for and shall timely pay in full all payroll taxes due with respect to Transferred Employees for all periods after the Closing Date.

(c)       Commissions. Seller shall be responsible for all commissions due to any Transferred Employee for each calendar month prior to the month in which the Closing Date falls; provided, that (i) if the date upon which such commissions are payable falls within 14 days of the Closing Date, Seller shall timely pay in full such commissions and (ii) if the date upon which such commissions are payable falls more than 14 days after the Closing Date, Buyer shall timely pay in full such commissions, provided further that upon payment by Buyer of such commissions, such payment shall be offset against the principal amount of the Note as provided in Section 4.01. Seller and Buyer shall be responsible on a pro rata basis for their respective portions of the commissions due to any Transferred Employee for the calendar month in which the Closing Date falls, in each case based on the percentage of total commissionable revenue recognized by Buyer and Seller during such month; provided, that Buyer shall timely pay in full both its portion and Seller’s portion of all commissions for the calendar month in which the Closing Date falls; and provided further, that upon payment by Buyer to the relevant Transferred Employees of Seller’s portion of the commissions for the calendar month in which the Closing Date falls, Seller’s portion of such commissions shall be offset against the principal amount of the Note as provided in Section 4.01. Buyer shall be responsible for and shall timely pay in full all

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commissions due to any Transferred Employee for each month after the month in which the Closing Date falls.

(d)      Bonuses. Seller shall be responsible for all bonuses (including the pro rata portion of annual bonuses) due to any Transferred Employee for service with Seller prior to the Closing Date, in each case to the extent and only to the extent that such Transferred Employee remains an employee of Buyer as of the date on which the relevant bonus is payable; provided, that (i) if the date upon which the relevant bonus is payable falls within 14 days of the Closing Date, Seller shall timely pay in full such bonus and (ii) if the date upon which the relevant bonus is payable falls more than 14 days after the Closing Date, Buyer shall timely pay in full such bonus, provided further that upon payment by Buyer of such bonus, such payment shall be offset against the principal amount of the Note as provided in Section 4.01. Buyer shall be responsible for and shall timely pay in full all bonuses (including the pro rata portion of annual bonuses) due to any Transferred Employee for service with Buyer on or after the Closing Date. If Seller is required to make any payment of bonuses pursuant to this Section 7.02(d), such payment shall occur no later than the date on which payment of corresponding bonus amounts is made to the employees of Seller’s Retained Business; provided, that such payment may be made earlier than such date in Seller’s sole discretion.

(e)       Timing of Payments; Cooperation. Notwithstanding any other provision of this Agreement, it is understood and agreed that certain commission and bonus amounts will not be payable in Seller’s normal course of business until after the Closing Date, and that Seller shall make such payments after the Closing Date in accordance with its normal business practice at the same time corresponding payments are made to the employees of Seller’s Retained Business or, in Seller’s sole discretion, at such earlier date as Seller may select. It is also understood and agreed that the exact amount of certain commission and other payments may not be known at the time payment is made and that such payments are routinely reconciled in later pay periods, and Seller and Buyer agree to cooperate in good faith after the Closing Date to reconcile such payments.

Section 7.03. Employee Benefit Plans.

(a)       Benefit Plans. Promptly following the Closing Date, Buyer shall arrange for each Transferred Employee participating in any Employee Plan/Agreement of Seller to participate in any counterpart Employee Plan/Agreement of Buyer in accordance with the eligibility criteria thereof; provided that Buyer shall use its commercially reasonable efforts to provide that (i) such participants shall receive full credit for years of service with Seller (and service otherwise credited by Seller) prior to the Closing Date for all purposes for which such service was recognized under any Employee Plan/Agreement of Seller, including, but not limited to, eligibility to participate, vesting and, to the extent not duplicative of benefits received under such Employee Plan/Agreement, the amount of benefits; (ii) such participants shall participate in any Employee

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Plan/Agreement of Buyer on terms no less favorable than those offered by Buyer to similarly situated employees of Buyer; and (iii) Buyer shall cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group plans (except for life insurance in excess of base coverage) to be waived with respect to such participants and their eligible dependents and shall provide each participant with credit for any co-payments and deductibles paid prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any medical and dental plans in which such participants are eligible to participate after the Closing Date. With respect to medical, dental and vision plans, Seller shall pay and continue to provide coverage to the Transferred Employees until the end of the month in which the Closing Date occurs.

(b)       401(k) Plan. Effective as of the Closing Date, Buyer shall have in effect a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “401(k) Plan”). Each Transferred Employee shall be eligible to participate in Buyers’ 401(k) Plan effective on the Closing Date; provided that (i) Transferred Employees shall receive full credit for years of service with Seller (and service otherwise credited by Seller) prior to the Closing Date for all purposes for which such service is recognized under Seller’s 401(k) Plan, other than eligibility to participate; and (i) Transferred Employees shall participate in Buyer’s 401(k) Plan on terms no less favorable than those offered by Buyer to similarly situated employees of Buyer. Effective as of the Closing Date, Transferred Employees who participate in the Seller’s 401(k) Plan shall be deemed terminated from employment for purposes of such plan in accordance with Code Section 401(k) and the regulations thereunder, and to the extent permitted, shall be entitled to a distribution of their respective account balance or an eligible rollover distribution to Buyer’s 401(k) Plan in accordance with Code Section 401(a)(31). Buyer’s 401(k) Plan shall provide for the receipt of such rollover, including the rollover of any outstanding loans.

ARTICLE 8

ADDITIONAL COVENANTS

Section 8.01. Reasonable Efforts; Antitrust Filings.

(a)       Subject to the terms and conditions of this Agreement, Buyer and Seller shall use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) obtaining all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Government Entities and making all necessary, proper or advisable registrations, filings and notifications and taking all reasonable steps as may be necessary to obtain an approval, clearance, non-action letter, waiver or exemption from any Government Entity

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(including, without limitation, under the HSR Act); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from non-governmental third parties; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and the Ancillary Agreements. Without limiting any other obligations of Buyer hereunder, Buyer shall agree to the acceptance of any restrictions imposed by any Government Entity on Buyer or the Transferred Organization in connection with the Acquisition that do not result in a material adverse effect on Buyer.

(b)      Without limiting the foregoing, (i) each of Buyer and Seller shall use its reasonable efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date hereof and any other required submissions under the HSR Act which the Buyer or Seller determines should be made, in each case with respect to the Acquisition and the transactions contemplated hereby, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Buyer and Seller shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (A) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, approvals, permits or authorizations.

(c)       Each of Buyer and Seller shall (i) promptly notify the other party hereto of any written or oral communication to that party or its Representatives from any Government Entity, and of any Litigation by any Government Entity commenced or, to its Knowledge, threatened against, relating to or involving that party or its Affiliates, (ii) keep the other party reasonably informed of any substantive meeting or discussion with any Government Entity in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated hereby, (iii) subject to all applicable privileges, including the attorney-client privilege, furnish the other party with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Government Entity or members of their respective staffs, on the other hand, in each case referred to in the foregoing clauses (i) through (iii) concerning this Agreement and the transactions contemplated hereby.

Section 8.02. Access to Information and Records.

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(a)       Limited Additional Due Diligence. Buyer shall be allowed the opportunity to contact and communicate with all customers, suppliers and Transferred Organization Employees to perform such additional due diligence inquiries respecting the Transferred Organization as Buyer believes may be necessary to confirm its assumptions made in entering into this Agreement. A designated representative of Seller shall be entitled to be present in connection with all such contacts and communications.

(b)       Purchased Assets; Books and Records. From the Effective Date until the Closing, Seller shall furnish to Buyer, its officers, employees, agents, independent accountants, lenders and advisors reasonable access during normal business hours upon reasonable notice to Seller to all of the Purchased Assets and Books and Records of the Transferred Organization and the Subsidiaries; provided, however, that Seller shall not be obligated to provide Buyer with any information which would violate any Law or that would adversely affect the ability of Seller to assert attorney-client, attorney work product or other similar privilege.

(c)       Effect of Access. No disclosure whatsoever made by the Seller pursuant to this Section 8.02 shall constitute an enlargement of, or additional representations or warranties of, Seller beyond those specifically set forth in this Agreement. All information obtained by Buyer, its officers, employees, agents, independent accountants and advisors shall be subject to the terms and conditions of the “Confidentiality Agreement” between Buyer and Seller dated February 21, 2007.

Section 8.03. Notices. Each party to this Agreement shall promptly notify the other of:

(a)       any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)       any notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement;

(c)       any Litigation relating to, involving or otherwise affecting the consummation of the transactions contemplated by this Agreement;

(d)       any inaccuracy of any representation or warranty contained in this Agreement at any time prior to the Closing Date that would reasonably be expected to cause any of the closing conditions set forth in Articles 9 or 10 not to be satisfied; and

(e)       any failure of such party to comply with or satisfy any covenant, condition or agreement hereunder that would reasonably be expected to cause any of the closing conditions set forth in Articles 9 or 10 not to be satisfied.

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Section 8.04. Conduct of Transferred Organization Pending the Closing. Except as set forth on Schedule 8.04 or as may be approved in writing by Buyer, from the Effective Date until the Closing, other than in contemplation of the transactions provided for in this Agreement, Seller shall conduct the business of the Transferred Organization and the Transferred Subsidiaries in the ordinary course and consistent with past practice (except that Seller may continue the significant reduction of its marketing commitments for the Transferred Organization and may transfer assets and agreements to and from GCI and GP outside the ordinary course of business) and:

(a)       No Material Changes. Seller will carry on the business of the Transferred Organization and the Transferred Subsidiaries diligently and substantially in the same manner as heretofore and will not make or institute any material changes in its methods of purchase, sale, management, accounting or operation, other than those made in the ordinary course of business.

(b)       Maintain Organization. Seller will use its commercially reasonable efforts to maintain, preserve, renew and keep in favor and effect in all material respects the existence, rights and franchises of the Transferred Organization and the Transferred Subsidiaries and will use its commercially reasonable efforts to preserve the organization of the Transferred Organization and the Transferred Subsidiaries intact in all material respects, to keep available to Buyer the Transferred Organization Employees, and to preserve in all material respects for Buyer its present relationships with suppliers and customers and others having material business relationships with the Transferred Organization and the Transferred Subsidiaries, other than the assignment of the Transferred Contracts.

(c)       No Material Breach. Neither Seller nor any of its Subsidiaries will engage in any act, or Knowingly omit to take any act, that would result in a breach of any Transferred Contract that would in turn result in any breach of any representation, warranty, covenant or agreement made by the Seller or its Subsidiaries herein.

(d)       No Material Contracts. No Transferred Contract or commitment will be entered into, and no purchase of Inventory and no sale of goods or services will be made, by or on behalf of Seller with respect to the Transferred Organization or the Transferred Subsidiaries, except Transferred Contracts or purchases or sales of Inventory that are in the ordinary course of business.

(e)       Maintenance of Purchased Assets. Seller shall use, operate, maintain and repair all Purchased Assets, Subsidiary Assets, and the Leased Facility in a normal business manner (normal wear and tear excepted) in accordance with the ordinary course of business.

(f)        Other Activities. Without limiting the generality of the foregoing, Seller shall not, without the prior written consent of Buyer, take or undertake or incur or permit to exist any of the acts, transactions, events or occurrences

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specified in Section 5.08. Seller and Subsidiaries shall keep intact all existing insurance and employee benefits arrangements existing as of the Effective Date until the Closing Date. Except for any transactions expressly contemplated in this Agreement, Seller and Subsidiaries shall not engage in any transaction with any of its Affiliates outside the normal course of business or which will affect adversely the Purchased Assets, the Assumed Liabilities, the Subsidiary Assets, or the Estimated or Final Net Inventory Minus Liabilities, without the prior written consent of Buyer, which consent may be withheld in Buyer’s sole discretion.

Section 8.05. Material Consents; Assignment of Transferred Contracts. Subject to Section 9.06 and Section 14.04, from the Effective Date until the Closing Date, Seller shall use its commercially reasonable efforts to assign the Transferred Contracts to a Transferred Subsidiary and to obtain all consents and waivers of third parties reasonably necessary in connection therewith (the “Material Consents”). In the event that Seller has been unable to assign any Transferred Contract to a Transferred Subsidiary at or before the Closing Date, Seller agrees to use its commercially reasonable efforts to complete such assignment during the 60 day period following the Closing Date; provided that, with respect to any costs incurred by Seller after the Closing Date under a Transferred Contract that would have been avoided had Seller terminated such Transferred Contract on or as of the Closing Date, Buyer shall reimburse Seller for such costs as and when they are incurred, and notwithstanding any other provision of this Agreement, Seller shall have the right to immediately terminate any such Transferred Contract in the event that such reimbursement is not timely received. With respect to all efforts by Seller to assign the Transferred Contracts to a Transferred Subsidiary and to obtain Material Consents, (i) Seller shall not be obligated to make any payments to third parties in connection with any such assignment or consent and (ii) any costs to Seller of its efforts in such regard shall be borne by Seller during the 60 day period following the Closing Date and by Buyer thereafter, with Buyer reimbursing Seller for such costs as and when they are incurred. Further, in the event that any proposed assignment of a Transferred Contract shall not have occurred by the date that is 120 days after the Closing Date, Seller shall have the right to terminate such Transferred Contract; provided that Seller shall provide Buyer with notice of Seller’s intent to terminate any such non-assigned Transferred Contract at least 10 days in advance of delivering a notice of termination to the counterparty to such contract.

Section 8.06. Financial Statements. Seller shall use its reasonable best efforts to provide MPC with the Financial Statements no later than 45 days after the Closing Date, and shall deliver such financial statements no later than 60 days after the Closing Date.

Section 8.07. No Solicitation of Employees. Buyer and Seller agree that the covenants restricting each party’s hiring of the other’s employees contained in the letter agreement between the parties dated May 2, 2007 (i) shall continue in full force and effect from the Effective Date through the date that is the one-year

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anniversary of the Closing Date and (ii) shall be deemed amended by this Agreement to the extent necessary to restrict Seller from hiring any of the Transferred Employees from the Effective Date through the date that is the one-year anniversary of the Closing Date.

Section 8.08. Control of Transferred Organization. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the Transferred Organization from the Effective Date until the Closing and from the Effective Date until the Closing, subject to and consistent with the terms and conditions of this Agreement, Seller shall exercise complete control and supervision over the Transferred Organization.

Section 8.09. Public Announcements. Buyer and Seller shall consult with each other before issuing any press release or making any other public statement (but excluding any conference call with investors or analysts), with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange, shall not issue any such press release or make any such other public statement (excluding any conference call with investors or analysts) before such consultation.

Section 8.10. Non-Competition.

(a)       For one year after the Closing Date, Seller will not, and will cause its Affiliates not to, engage, directly or indirectly, or maintain any interest in, any person or entity (whether as director, officer, employee, agent, representative, security holder, equity owner, partner, member, consultant or otherwise) engaged in the Transferred Organization as it exists on the Closing Date (a “Competing Business”); provided, however, that notwithstanding the foregoing:

(i)     no activity of Seller or any of its Affiliates undertaken pursuant to the Transition Services Agreement shall be deemed to constitute engagement by any such entity in a Competing Business;

(ii)   if Seller or any of its Affiliates is or becomes an owner of less than 5% of the outstanding stock of any publicly traded corporation, it shall not be deemed to engage solely by reason thereof in a Competing Business;

(iii)  nothing in this Section 8.10 shall limit, restrict or otherwise affect the acquisition and subsequent ownership and operation by Seller or any of its Affiliates of a diversified company having not more than 15% of its sales attributable to a Competing Business, or the engagement in a Competing Business by a successor entity to Seller as a result of a merger, acquisition or other business combination in which Seller is not the surviving entity;

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(iv)  nothing in this Section 8.10 shall limit, restrict or otherwise affect the acquisition and subsequent ownership and operation by Seller or any of its Affiliates of a Competing Business so long as Seller or such Affiliate divests or otherwise discontinues the operation of all or a portion of the Competing Business conducted by such acquired entity within one year of such acquisition such that such acquired entity (either as of the date of Seller’s acquisition of such acquired entity or as of the date of such divestiture of the Competing Business) would not have more than 15% of its sales attributable to a Competing Business; and

(v)    nothing in this Section 8.10 shall limit or restrict Seller or its Affiliates from selling or marketing any desktop computer systems, laptops, servers, networking gear or replacement parts with respect to the foregoing to any distributor, direct marketer, reseller or retailer who may be engaged in selling such products to end-users who are not individual consumers.

(b)       In the event of a Change in Control of Seller, the restrictions set forth in Section 8.10(a) shall terminate.

(c)       If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 8.10 is invalid or unenforceable, the parties agree that the court making the determination of invalidity or unenforceability will have the power to reduce the scope, duration or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement will be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(d)       Seller hereby covenants and agrees that, from and after the Closing Date, neither it nor any of its Affiliates shall use the customer lists that are included in the Purchased Assets. For the avoidance of doubt, this Section 8.10(d) shall not terminate upon a Change of Control of Seller.

Section 8.11. MPC Board Nominee.

(a)       Seller shall have the right to designate one individual to be nominated for election to the MPC Board (the “Seller Nominee”), regardless of the size of the MPC Board. Seller shall be entitled, but not obligated, to exercise its right to designate a Seller Nominee in its sole discretion, and in determining whether to exercise such right shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting MPC, Buyer or any other Person. If the Seller Nominee is not elected to the MPC Board or is elected and thereafter ceases to be a member of the MPC Board, whether as a

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result of death, disability, retirement, resignation, removal (with or without Cause) or otherwise, Seller shall be entitled to designate another Seller Nominee to fill such vacancy and serve as a member of the MPC Board.

(b)       MPC agrees to cause any Seller Nominee to be nominated to serve as a director on the MPC Board, and to take all other necessary actions (including calling a special meeting of the MPC Board and/or MPC’s shareholders) to ensure that the Seller Nominee is elected to the MPC Board in accordance with this Section 8.11.

(c)       Seller’s right to designate the Seller Nominee pursuant to this Section 8.11 shall terminate at such time as the MPC Shares held by Seller represent less than 10% of the aggregate number of shares of MPC’s common stock outstanding, in each case calculated on an As-Converted basis (but excluding securities issued to MPC employees under MPC’s employee equity plans).

Section 8.12. Observer Rights.

(a)       At any time during which no Seller Nominee is a member of the MPC Board, Seller shall have the right, at its election and upon written notice to MPC, to appoint one observer of the proceedings of the MPC Board (the “Seller Observer”), who shall (i) be provided by MPC with all notices of meetings, consents, minutes and other written materials that are provided to the MPC Board at the same time as such materials are provided to the MPC Board and (ii) be entitled to attend all meetings of the MPC Board. Seller shall be entitled, but not obligated, to exercise its right to appoint a Seller Observer in its sole discretion, and in determining whether to exercise such right shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting MPC, Buyer or any other Person. MPC shall reimburse Seller for all travel and lodging expenses in connection with the attendance of any MPC Board meeting by the Seller Observer on the same terms, and subject to the same policies, as shall apply to directors of MPC; provided that MPC shall have no such reimbursement obligation if the Seller Observer is an employee of Seller.

(b)       Seller may at any time replace or remove any Seller Observer in its sole discretion by providing written notice to MPC of such action.

(c)       The Seller Observer shall not be permitted to vote at any meeting of the MPC Board or be counted for purposes of determining whether there is sufficient quorum for the MPC Board to conduct business. The parties hereto hereby acknowledge and agree that, notwithstanding contrary authority, if any, the Seller Observer shall not, whether by virtue of his or her status as the Seller Observer or otherwise, owe any fiduciary or other duties to the shareholders of MPC or otherwise have any directorial or other duties or liabilities to MPC or its shareholders.

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(d)       Seller’s right to designate the Seller Observer pursuant to this Section 8.12 shall terminate at such time as the MPC Shares held by Seller represent less than 5% of the aggregate number of shares of MPC’s common stock outstanding, in each case calculated on an As-Converted basis (but excluding securities issued to MPC employees under MPC’s employee equity plans).

Section 8.13. Conversion of MPC Preferred Shares. At any meeting of the shareholders of MPC, Seller shall cause any shares of common stock of MPC then owned by Seller or any of its Subsidiaries to be voted in favor of any proposal approving the conversion of the MPC Preferred Shares into shares of common stock of MPC.

ARTICLE 9

CONDITIONS PRECEDENT TO BUYERPURVI1#146;S OBLIGATIONS

Each and every obligation of Buyer and MPC to be performed on the Closing Date shall be subject to the satisfaction or waiver prior to or at the Closing of each of the following conditions:

Section 9.01. Representations and Warranties True on the Closing Date. Each of the representations and warranties made by the Seller in Article 5 of this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations or warranties were made or given on and as of the Closing Date, except (a) for any changes consented to in writing by Buyer or (b) to the extent that any failure of such representations and warranties to be true and correct in all material respects would not have a Material Adverse Effect.

Section 9.02. Compliance with Agreement. Seller shall have in all material respects performed and complied with all of its agreements and obligations under this Agreement which are to be performed or complied with by it prior to or on the Closing Date, including the delivery of the closing documents specified in Section 12.01, except to the extent that any failure to perform or comply with such agreements or obligations has been consented to in writing by Buyer or would not have a Material Adverse Effect.

Section 9.03. Absence of Litigation. No Litigation or investigation by any Government Entity shall have been commenced against MPC, Buyer or Seller with respect to the transactions contemplated hereby (a) which would have a Material Adverse Effect; (a) seeking damages from MPC, Buyer or Seller if the transactions which are the subject of this Agreement are completed; (a) seeking to prevent or rescind consummation of any of the transactions contemplated by this Agreement; or (a) which would affect adversely the right of Buyer to own the Purchased Assets or the Transferred Subsidiaries or to operate the Transferred Organization.

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Section 9.04. Compliance with Law. No Government Entity shall have enacted or adopted any Law or issued any Order or judgment that would prohibit the parties from consummating the transactions contemplated in this Agreement.

Section 9.05. HSR; Regulatory Approvals. The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated. All other licenses, permits, authorizations and approvals of and filings with any Government Entity shall have been duly obtained or made by or on behalf of Seller.

Section 9.06. Material Consents. The Material Consents specified in Schedule 9.06 (together, the “Required Consents”) shall have been duly obtained.

Section 9.07. Transition Services Agreement. Buyer and Seller shall have entered into an agreement regarding the post-Closing separation of the Seller and the Transferred Organization and the operations of the Seller and the Transferred Organization to provide transition services to Buyer thereunder, substantially in the form of Exhibit D (the “Transition Services Agreement”).

Section 9.08. License of Seller Rights. Buyer and Seller shall have entered into a license agreement, substantially in the form of Exhibit E (the “License Agreement”).

Section 9.09. Lock-Up Agreement. Buyer and Seller shall have entered into a lock-up agreement with respect to the MPC Shares, substantially in the form of Exhibit F (the “Lock-Up Agreement”).

Section 9.10. Resignation of Directors and Officers. The directors and officers of GCI and the managers and officers of GP shall have resigned. The Seller designated directors, officers, and managers of GCC shall have resigned.

Section 9.11. Agreements with Quanta. MPC shall have entered into an amended software license and professional services agreement with Quanta on terms substantially similar to the terms of the existing agreements among Seller, GCC and Quanta, and such agreement shall be in full force and effect. The existing real property lease agreement among GCC, Quanta and the other parties thereto shall have been terminated or amended so as to remove GCC as a party.

ARTICLE 10

CONDITIONS PRECEDENT TO SELLERPURVI1#146;S OBLIGATIONS

Each and every obligation of Seller to be performed on the Closing Date shall be subject to the satisfaction or waiver prior to or at the Closing of the following conditions:

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Section 10.01. Representations and Warranties True on the Closing Date. Each of the representations and warranties made by MPC and Buyer in Article 6 of this Agreement shall be true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made or given on and as of the Closing Date, except (a) for any changes consented to in writing by Seller or (b) to the extent that any failure of such representations and warranties to be true and correct in all material respects would not have a Material Adverse Effect.

Section 10.02. Compliance with Agreement. Each of MPC and Buyer shall have in all material respects performed and complied with all of such party’s agreements and obligations under this Agreement which are to be performed or complied with by such party prior to or on the Closing Date, including the delivery of the closing documents specified in Section 12.02, except to the extent that any failure to perform or comply with such agreements or obligations has been consented to in writing by Seller or would not have a Material Adverse Effect.

Section 10.03. Absence of Litigation. No Litigation or investigation by any Government Entity shall have been commenced against MPC, Buyer or Seller with respect to the transactions contemplated hereby (a) which would have a Material Adverse Effect; (a) seeking damages from MPC, Buyer or Seller if the transactions which are the subject of this Agreement are completed; (b) seeking to prevent or rescind consummation of any of the transactions contemplated by this Agreement; or (c) which would affect adversely the right of Buyer to own the Purchased Assets or operate the Transferred Organization.

Section 10.04. Compliance with Law. No Government Entity shall have enacted or adopted any Law or issued any Order or judgment that would prohibit the parties from consummating the transactions contemplated in this Agreement.

Section 10.05. HSR; Regulatory Approvals. The applicable waiting period, together with any extensions thereof, under the HSR Act shall have expired or been terminated. All other licenses, permits, authorizations and approvals of and filings with any Government Entity shall have been duly obtained or made by or on behalf of Seller.

Section 10.06. MPC Capital. MPC shall have raised at least $9,000,000 additional in cash and cash equivalents through the conversion of outstanding convertible securities, the exercise or warrants or the sale of additional equity securities, as measured relative to MPC’s cash and cash equivalents as of the date hereof.

Section 10.07. Registration Rights. Buyer and Seller shall have entered into a registration rights agreement granting Seller customary demand and piggyback registration rights with respect to the MPC Shares, which will be

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subject to customary lock-up provisions, substantially in the form of Exhibit G (the “Registration Rights Agreement”).

Section 10.08. Transition Services Agreement. Buyer and Seller shall have entered into the Transition Services Agreement.

Section 10.09. Intercreditor Agreement. Buyer, Seller and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division, shall have entered into an intercreditor agreement substantially in the form of Exhibit H (the “Intercreditor Agreement”), and such agreement shall be in full force and effect.

Section 10.10. Purchase of Quanta’s Interest in GCC. Quanta shall have provided Seller with a written waiver of its right to acquire GCI’s interest in GCC, and GCI shall have acquired Quanta’s interest in GCC.

Section 10.11. Section 338(h)(10) Election. Buyer shall have executed an effective, irrevocable election under Section 338(h)(10) of the Code in form and substance satisfactory to Seller and shall have delivered all documents in connection therewith as Seller may reasonably request.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement or in any certificate or writing delivered pursuant hereto or in connection herewith shall expire as of the Closing Date; provided that the representations and warranties contained in Section 5.06 shall survive until the date on which the Seller provides the Financial Statements to MPC. All covenants and agreements shall survive the Closing Date indefinitely.

Section 11.02. Indemnification by Seller.

(a)       Subject to the terms and conditions of this Article 11, from and after the Closing Date, Seller shall indemnify, defend and hold harmless MPC and Buyer, and their directors, officers, employees and controlled and controlling persons (hereinafter “Buyer’s Related Parties”), from and against all Claims asserted against, resulting to, imposed upon, or incurred by Buyer, Buyer’s Related Parties, the Transferred Organization, the Transferred Subsidiaries, the Purchased Assets or the Assumed Liabilities transferred to Buyer pursuant to this Agreement, by reason of, arising out of, or resulting from: (i) the breach of Seller’s covenant to transfer the Purchased Assets and Purchased Securities to Buyer, (ii) any Liability associated with the operation of the Transferred Organization or the Transferred Subsidiaries before Closing, except for any Assumed Liability, (iii) any violation or infringement of the intellectual property rights of any third party before Closing, (iv) any Liability related to any business

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other than the Transferred Organization or the Transferred Subsidiaries conducted by Seller whether before or after Closing, (v) any Liability arising from Litigation by any stockholder of Seller arising from or related to the consummation of the transactions contemplated in this Agreement, (vi) if Seller is required to give any W.A.R.N. notice, any Liability arising out of or related to Seller’s failure to provide proper W.A.R.N. notices, and (vii) any Excluded Liabilities.

(b)       Notwithstanding any other provision of this Agreement, Seller agrees that irreparable damage would occur to Buyer if Seller fails to perform its covenant to transfer the Purchased Assets and Purchased Securities to Buyer or if any Liabilities intended to be Excluded Liabilities fall upon Buyer and that Buyer shall be entitled to seek an injunction or injunctions to specifically enforce the performance of the applicable terms of this Agreement, in addition to any other remedy to which Buyer may be entitled under this Agreement.

Section 11.03. Indemnification by MPC and Buyer.

(a)       Subject to the terms and conditions of this Article 11, from and after the Closing Date, MPC and Buyer shall indemnify, defend and hold harmless Seller and each of Seller’s Related Parties from and against all Claims asserted against, resulting to, imposed upon or incurred by Seller or Seller’s Related Parties by reason of, arising out of, or resulting from (i) the Assumed Liabilities and any breach of MPC and Buyer’s covenants to assume the Assumed Liabilities, (ii) any Liabilities associated with the operation of the Transferred Organization or the Transferred Subsidiaries after Closing, except to the extent such Liabilities arise out of matters for which Buyer is indemnified by Seller as provided in Section 11.02, (iii) any breach of Buyer’s covenant to establish and maintain the Letter of Credit as provided in Section 2.03 and (iv) any breach of Buyer’s covenant to pay the taxes specified in Section 16.09(d).

(b)       Notwithstanding any other provision of this Agreement, MPC and Buyer agree that irreparable damage would occur to Seller if MPC and Buyer fail to perform their covenant to assume the Assumed Liabilities or if any Liabilities intended to be Assumed Liabilities fall upon Seller and that Seller shall be entitled to seek an injunction or injunctions to specifically enforce the performance of the applicable terms of this Agreement, in addition to any other remedy to which Seller may be entitled under this Agreement.

Section 11.04. Indemnification of Third-Party Claims. The following provisions shall apply to any Claim subject to indemnification which is (i) Litigation filed or instituted by any third party or (ii) any other form of Litigation instituted by any Government Entity:

(a)       Notice and Defense. The party or parties to be indemnified (whether one or more, the “Indemnified Party”) will give the party from whom indemnification is sought (the “Indemnifying Party”) written notice of any such Claim within thirty (30) days of becoming aware of any such Claim, and the

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Indemnifying Party shall have the right (but not the obligation) to assume the defense of such Claim and appoint counsel of its choice; provided, however, that the failure to give notice shall not affect the right of the Indemnified Party to indemnification hereunder except to the extent that such failure prejudices the ability of the Indemnifying Party to defend any claim. To the extent the Indemnifying Party assumes the defense of such Claim and for so long as the Indemnifying Party is defending any such Claim actively and in good faith, the Indemnified Party shall not settle or agree to an adjudication of such Claim. The Indemnified Party shall make available to the Indemnifying Party and its Representatives all records and other materials required by them and in the possession or under the control of the Indemnified Party, for the use of the Indemnifying Party and its representatives in defending any such Claim, and shall in other respects give reasonable cooperation in such defense.

(b)       Failure to Defend. If the Indemnifying Party, within thirty (30) days after receipt of notice of any such Claim, fails to undertake the defense of such Claim and fails to so notify the Indemnified Party or if the Claim for indemnification against it is otherwise disputed by the Indemnifying Party, then the Indemnified Party will (upon further notice) have the right to undertake the defense of the Claim subject to its rights against the Indemnifying Party under this Article 11. In such event, the Indemnified Party may settle or compromise any such Claim without the consent of the Indemnifying Party.

(c)       Right to Participate. Notwithstanding a party’s responsibility for the defense of a Claim, the other party shall have the right to participate, at its own expense and with its own counsel, in the defense of a Claim and the party having responsibility for defense of the Claim (the “Defending Party”) shall consult with the other party from time to time on all material matters relating to the defense of such Claim. The Defending Party shall provide the other party with copies of all pleadings and material correspondence relating to such Claim.

Section 11.05. Claims Procedure. Except as provided in Section 11.04, the following procedure shall govern any and all indemnification Claims against an Indemnifying Party which may be brought pursuant to the provisions of this Agreement:

(a)       Notice. The Indemnified Party shall give written notice to the Indemnifying Party of all Claims, whether between the parties or raised by a third party, that could constitute a Claim for indemnification under this Article 11 within thirty (30) days of becoming aware of such Claim; provided, however, that the failure to give notice shall not affect the right of the Indemnified Party to indemnification hereunder except to the extent that such failure prejudices the ability of the Indemnifying Party to defend any claim. The written notice shall specify to the extent known by the Indemnified Party (i) the factual basis for such Claim and the alleged violation of this Agreement; (ii) the dollar amount, if known, of the Claim and the basis therefor; and (iii) copies of any underlying

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correspondence or communication from a third party or otherwise with respect to the foundation of such Claim.

(b)       Determination Procedure. With respect to indemnification Claims between the parties, following receipt of notice from the Indemnified Party of a Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Claim as the Indemnifying Party deems necessary or desirable. With respect to indemnification Claims relating to the Claims of third parties, the Indemnifying Party shall have a reasonable period, given the nature of the third party Claim and any response time required by such third party, to make such investigation of the Claim as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party and/or its authorized representatives the information relied upon by the Indemnified Party to substantiate the Claim, as well as any other information bearing thereon reasonably requested by the Indemnifying Party. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such investigation period (or any mutually agreed upon extension thereof) to the validity and amount of such Claim, then the Indemnifying Party shall immediately pay to the Indemnified Party the full amount of the Claim, subject to the limitations in Section 11.06. If the Indemnified Party and the Indemnifying Party do not agree within thirty (30) days from the date of a Claim hereunder (or any mutually agreed upon extension thereof, including subsequent to the final determination of a third-party indemnification Claim), then the Indemnified Party and the Indemnifying Party shall attempt to resolve such disputes pursuant to the mediation procedures set forth in Article 15.

(c)       Mitigation of Damages. An Indemnified Party shall use its commercially reasonable efforts to mitigate any damages upon becoming aware of any event that may reasonably be expected to give rise to a Claim for indemnification under this Article 11, including, but not limited to, commercially reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible in respect of such Claim.

(d)       Cooperation. Each party shall cooperate, and cause its respective Affiliates to cooperate, in the defense or prosecution of any Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 11.06. Limitations on Indemnification. The following limitations shall apply to certain Claims for indemnification under this Article 11:

(a)       Time Limitation. No Claim or action for indemnification shall be brought under this Article 11 after the one year anniversary of the Closing Date, except that (i) claims involving Liabilities for tax matters shall survive until the earlier of (A) the expiration of the applicable statute of limitation and (B) the five

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year anniversary of the Closing Date, (ii) claims involving Liabilities for employee benefits plans shall survive until the applicable statute of limitation expires, (iii) claims involving Liabilities for environmental matters shall survive until the six year anniversary of the Closing Date, (iv) claims made by Seller for a breach of Buyer’s covenant to assume the warranty Liabilities described in Section 2.01(a) shall survive until the five year anniversary of the Closing Date and (v) claims involving fraud, intentional misconduct or criminal activity shall have no time limit (the “Indemnification Period”). For the avoidance of doubt, if notice of a Claim is given in accordance with Section 11.05(a)before the expiration of the applicable Indemnification Period, then the Indemnified Party shall be entitled to indemnification under this Article 11 until the final resolution of the Claim including all applicable periods for appeal.

(b)       Claim Limitation. An Indemnified Party shall not be entitled to indemnification under this Article 11 with respect to any matter that was taken into account in the calculation of Final Net Inventory Minus Liabilities or otherwise in the calculation of the amount payable under the Note (“Excluded Claims”).

(c)       Amount Limitation. In no event shall any Indemnifying Party’s aggregate indemnification obligations under this Article 11, exclusive of Excluded Claims, exceed the Purchase Price.

(d)       Insurance and Tax Effect. The obligation of any Indemnifying Party to indemnify the Indemnified Party against any Claim under this Article 11 shall be reduced by the full amount of any insurance actually collected at any time (including subsequent to the Claim for indemnification) by the Indemnified Party with respect to such Claim under any applicable policy, less the present value of any increased insurance premium resulting from such Claim. All Claims for indemnification hereunder against any Indemnifying Party shall be reduced to take into account any tax benefits that are actually received and realized at any time (including subsequent to the Claim for indemnification) by the Indemnified Party as a result of such Claim or that would reasonably be expected to be realized in the future as a result of such Claim.

Section 11.07. Purchase Price Adjustment. Any amount paid by Seller or Buyer under this Article 11 will be treated as an adjustment to the Purchase Price.

Section 11.08. Allocation of Taxes. For purposes of this Article 11, in the case of any taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such tax related to the operation of the Transferred Organization or the Transferred Subsidiaries before the Closing shall (x) in the case of any taxes other than taxes based upon or related to income, be deemed to be the amount of such tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y)

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in the case of any tax based upon or related to income be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Transferred Organization or the Transferred Subsidiaries.

Section 11.09. Exclusivity of Indemnification. Except as specifically set forth in this Agreement, the parties waive any rights or claims against the other, whether in law or in equity, relating to the Transferred Organization or the transactions contemplated hereby. Except (a) with respect to Claims involving fraud or criminal activity, (b) with respect to seek an injunction or specific performance as provided in Section 11.02(b) and Section 11.03(b) and (c) as provided in any Ancillary Agreement, indemnification under this Article 11 shall be the exclusive means of recovery by either party against the other for any breach or violation, or alleged breach or violation, of the representations, warranties and/or covenants under this Agreement or other Claim arising out of this Agreement or the transactions contemplated hereby and shall be in lieu of any other common law or statutory rights or remedies.

ARTICLE 12

CLOSING

The closing of this transaction (the “Closing”) shall take place at the offices of Holland & Hart LLP, 101 S. Capitol Blvd., Suite 1400, Boise, Idaho 83702, at 12:01 A.M. on October 1, 2007 or on such other date as may be mutually agreed by the parties; provided that if the conditions precedent of each party’s obligations have not been satisfied or waived prior to October 1, 2007, the Closing shall take place on the next succeeding Friday following the satisfaction or waiver of all conditions precedent of each party. Such date is referred to in this Agreement as the “Closing Date.” A pre-closing shall be conducted on the day before the Closing Date at which all documents and other items to be delivered at Closing will be inspected and preapproved by all of the parties. The Closing shall be deemed to be effective for all business, accounting, financial, tax, legal and other purposes as of 12:01 a.m. on the Closing Date.

Section 12.01. Documents to be Delivered by Seller. At the Closing, Seller shall deliver to Buyer the following documents (together with the documents listed in Section 12.02, the “Ancillary Agreements”), in each case duly executed or otherwise in proper form:

(a)       Bill of Sale. A bill of sale substantially in the form of Exhibit I attached hereto, executed by Seller.

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(b)       Bring-Down Certificate. A certificate duly executed by an officer of Seller confirming the matters set forth in Sections 9.01 and 9.02.

(c)       Transition Services Agreement. The Transition Services Agreement executed by Seller.

(d)	Lock-Up Agreement. The Lock-Up Agreement executed by Seller.

(e)       Registration Rights Agreement. The Registration Rights Agreement executed by Seller.

(f)	License Agreement. The License Agreement executed by Seller.

(g)       Facility Lease. The lease agreement for the portion of the North Sioux City, South Dakota facility (the “Leased Facility”) that currently houses the majority of the Transferred Organization (the “Facility Lease”) executed by Seller.

(h)       Material Consents. The Quanta Consent and all Material Consents then obtained, subject to Section 14.04.

(i)	Lien Releases. UCC termination statements releasing all Liens.

(j)        Secretary’s Certificate. A Certificate of Seller’s Secretary as to such matters as may be reasonably requested by Buyer.

(k)       Note. The form of Note to be executed by Seller within five (5) business days following the final determination of the Final Net Inventory/Liability Statement (the “Settlement Date”).

(l)        GCI Stock. Certificates representing the shares of GCI Stock duly endorsed in blank or with separate stock powers endorsed in blank.

(m)      Other Documents. All other documents, instruments or writings required to be delivered to Buyer at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Buyer may reasonably request.

Section 12.02. Documents to be Delivered by Buyer. At the Closing, Buyer shall deliver to Seller the following documents, in each case duly executed or otherwise in proper form:

(a)       Bring-Down Certificate. A certificate duly executed by an officer of Buyer confirming the matters set forth in Sections 10.01 and 10.02.

(b)       Transition Services Agreement. The Transition Services Agreement executed by Buyer.

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(c)       Intercreditor Agreement. The Intercreditor Agreement executed by Buyer and Wells Fargo Bank, National Association, acting through its Wells Fargo Business Credit operating division.

(d)	Lock-Up Agreement. The Lock-Up Agreement executed by Buyer.

(e)       Registration Rights Agreement. The Registration Rights Agreement executed by Buyer.

(f)	License Agreement. The License Agreement executed by Buyer.
(g)	Facility Lease. The Facility Lease executed by Buyer.

(h)       Note. The form of Note to be executed by Buyer within five (5) business days following the Settlement Date.

(i)	MPC Shares. Stock certificates representing the MPC Shares.

(j)        Secretary’s Certificate. A Certificate of Buyer’s Secretary as to such matters as may be reasonably requested by Seller.

(k)       Other Documents. All other documents, instruments or writings required to be delivered to Seller at or prior to the Closing pursuant to this Agreement and such other certificates of authority and documents as Seller may reasonably request.

ARTICLE 13

TERMINATION

Section 13.01. Right of Termination. This Agreement may be terminated without further liability of any party at any time prior to the Closing:

(a)	by mutual written agreement of MPC and Seller;

(b)       by Seller or MPC if the Closing shall not have occurred on or before December 31, 2007, provided that the terminating party has not, through breach of a representation, warranty or covenant, prevented the Closing from occurring on or before such date; or

(c)       by Seller or MPC if the transactions contemplated in this Agreement are prohibited by Applicable Law.

Section 13.02. Termination for Breach.

(a)       Termination by MPC. If there has been a material violation or material breach by Seller of any of its covenants, representations or warranties contained in this Agreement (which has not been waived in writing by MPC) that

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would result in the failure of any of the closing conditions set forth in Article 9 to be satisfied, after written notice thereof has been provided to Seller and Seller has failed to cure such material violation or material breach within a 30-day period, then MPC may (if neither it nor Buyer is then in material breach or violation of this Agreement), by written notice to Seller at any time prior to the Closing that such material violation, breach or failure is continuing, terminate this Agreement with the effect set forth in Section 13.02(c) hereof.

(b)       Termination by Seller. If there has been a material violation or material breach by MPC or Buyer of any of their respective covenants, representations or warranties contained in this Agreement (which has not been waived in writing by Seller) that would result in the failure of any of the closing conditions set forth in Article 10 to be satisfied, after written notice thereof has been provided to such party and such party has failed to cure such material violation or material breach within a 30-day period, then Seller may (if it is not then in material breach or violation of this Agreement), by written notice to MPC at any time prior to the Closing that such material violation, breach or failure is continuing, terminate this Agreement with the effect set forth in Section 13.02(c) hereof.

(c)       Effect of Termination. Termination of this Agreement pursuant to this Section 13.02 shall not in any way terminate, limit or restrict the rights and remedies of any party hereto against any other party which has violated, breached or failed to satisfy any of the representations, warranties, covenants, agreements, conditions or other provisions of this Agreement prior to termination hereof. In the event of any termination of this Agreement under this Article 13, MPC and Buyer shall return all Books and Records and other documents, work papers and any other material relating to the terminated and abandoned transactions contemplated hereby, whether obtained before or after the execution hereof, to the Seller; and all confidential information received or reviewed by MPC and Buyer (and any of MPC’s or Buyer’s other affiliates, officers, employees, representatives, lenders or advisers) with respect to the Transferred Organization shall continue to be treated as strictly confidential in accordance with the Confidentiality Agreement and Section 14.02, which Confidentiality Agreement and Section 14.02 shall continue to be in full force and effect and shall survive the termination of this Agreement.

ARTICLE 14

POST-CLOSING COVENANTS

Section 14.01. Mutual Confidentiality Agreements.

(a)       By Seller. Indefinitely after the Closing Date, Seller shall not, except as requested by Buyer, use for any purpose detrimental to Buyer or disclose to any third party (other than as required by Law) any documents, tapes,

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discs, programs or other information storage media (“records”) containing, any confidential information concerning the Transferred Organization, the Purchased Assets, the Subsidiary Assets, the Subsidiaries, or the Assumed Liabilities, all such information being deemed to be transferred to Buyer hereunder, although it is understood and agreed that Seller may after the Closing Date retain copies of such records, the Books and Records and historical warranty and service records. For purposes hereof, “confidential information” shall mean and include, without limitation, all customer and vendor lists and related information, all information concerning the Transferred Organization’s processes, products, costs, prices, sales, marketing and distribution methods, properties and assets, liabilities, finances, all privileged communications and work product, and any other information related primarily to the Transferred Organization not previously disclosed to the public directly by Seller. The foregoing provisions shall not apply to any information which is an Excluded Asset or which relates solely to one or more Excluded Assets.

(b)       By Buyer. Indefinitely after the Closing Date, Buyer shall continue to maintain the confidentiality of any documents, tapes, discs, programs or other information storage media (“records”) containing any confidential information (as defined in the previous paragraph) concerning the Seller’s Retained Business, the Excluded Assets or the Excluded Liabilities in accordance with the terms and conditions of the Confidentiality Agreement.

Section 14.02. Tax Covenants. (a) Buyer covenants that it will not, and will not cause or permit any Affiliate of Buyer (including the Transferred Subsidiaries) to, (i) take any action on the Closing Date other than in the ordinary course of business, including but not limited to the distribution of any dividend or the effectuation of any redemption that could give rise to any tax liability or reduce any tax asset of Seller or any of its Affiliates or give rise to any loss or payment obligation of Seller or any of its Affiliates under this Agreement or (ii) make or change any tax election, amend any Tax Return or take any tax position on any Tax Return, take any action, omit to take any action or enter into any transaction, merger or restructuring that results in any increased tax liability or reduction of any tax asset of Seller or any of its Affiliates in respect of any Pre-Closing Tax Period.

(a)       Seller shall control and be responsible for the preparation and filing of all Tax Returns required to be filed after the Closing Date with respect to the Transferred Subsidiaries that either (i) are Tax Returns involving an affiliated, consolidated, combined or unitary group that includes both Seller and any Transferred Subsidiary or (ii) do not include any tax period (or portion thereof) beginning after the Closing Date, unless such Tax Returns are non-income Tax Returns of GCC that reflect only Assumed Liabilities.

(b)       Except as provided in Section 14.02(b), Buyer shall timely prepare and file, or cause to be prepared and filed, all Tax Returns required to be filed with respect to the Transferred Subsidiaries after the Closing Date with respect to

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any Pre-Closing Tax Period. Any such Tax Return shall be prepared in a manner consistent with past practice and without a change of any election or any accounting method and shall be submitted by Buyer to Seller (together with schedules, statements and, to the extent requested by Seller, supporting documentation) at least 45 days prior to the due date (including extensions) of such Tax Return. Seller shall have the right to review all work papers and procedures used to prepare any such Tax Return. If Seller, within 10 business days after delivery of any such Tax Return, notifies Buyer in writing that it objects to any items in such Tax Return, the disputed items shall be resolved (within a reasonable time, taking into account the deadline for filing such Tax Return) by the Independent Accountant. Upon resolution of all such items, the relevant Tax Return shall be adjusted to reflect such resolution and shall be binding upon the parties without further adjustment. The costs, fees and expenses of the Independent Accountant pursuant to this Section 14.02(c) shall be borne equally by Buyer and Seller.

(c)       Tax Returns with respect to the Purchased Assets (other than GCC Assets) shall be filed as provided by Applicable Law.

(d)       Buyer shall promptly pay or cause to be paid to Seller all refunds of taxes and interest thereon received by Buyer or any Affiliate of Buyer (including the Transferred Subsidiaries) attributable to taxes paid by Seller (or any predecessor or Affiliate of Seller) or the Transferred Subsidiaries with respect to the Purchased Assets or the Transferred Subsidiaries with respect to any Pre-Closing Tax Period. If, in lieu of receiving any such refund, Buyer or any Affiliate of Buyer reduces a tax liability with respect to a taxable period (or portion thereof) after the Closing Date or increases a tax asset that can be carried forward, Buyer shall promptly pay or cause to be paid to Seller the amount of such reduction in tax liability or the amount of any benefit resulting from such increase in tax assets, as the case may be.

(e)       Seller, upon request, shall use its commercially reasonable efforts to provide or obtain from any taxing authority any certificate or other document necessary to mitigate, reduce or eliminate any taxes (including additions thereto or interest and penalties thereon) that otherwise would be imposed with respect to the transactions contemplated in this Agreement. Buyer, upon request, shall use its commercially reasonable efforts to provide or obtain from any taxing authority any certificate or other document necessary to mitigate, reduce or eliminate any taxes (including additions thereto or interest and penalties thereon) that otherwise would be imposed with respect to the transactions contemplated in the Agreement. Buyer and Seller shall each use commercially reasonable efforts to provide information reasonably necessary to prepare Tax Returns required to be filed after the Closing Date.

(f)        The parties shall each file the necessary documents with the IRS to effect a §338(h)(10) in accordance with the Code to account for the purchase of the GCI Stock as a purchase of assets

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(g)       Any and all existing tax sharing agreements between the Transferred Subsidiaries and Seller or its Affiliates shall be terminated as of the Closing Date. After such date neither any Transferred Subsidiary, Seller nor any Affiliate of Seller shall have any further rights or liabilities thereunder.

Section 14.03. Books and Records; Personnel. For a period of seven (7) years after the Closing Date:

(a)       Preservation of Books and Records. Neither Buyer nor Seller shall dispose of or destroy any of the Books and Records without first offering to turn over possession thereof to the other party by written notice at least thirty (30) days prior to the proposed date of such disposition or destruction.

(b)       Access to Books and Records. Buyer and Seller shall allow the other party access to all Books and Records during normal working hours at any location where such Books and Records are stored, and the other party shall have the right at its own expense, to make copies of any such Books and Records.

(c)       Access to Seller’s Personnel. Seller shall make available to Buyer upon written request appropriate personnel (i) to assist Buyer in locating and obtaining any Books and Records, (i) whose assistance or participation is reasonably required by Buyer or any of its Affiliates in conducting any audit that may be required to prepare audited financial statements, and (i) whose assistance or participation is reasonably required by Buyer in anticipation of, or preparation for, existing or future Litigation, Tax returns or other matters in which Buyer is involved; provided, that if Seller will incur any material costs or expenses in providing the assistance or participation pursuant to this Section 14.03(c), then Buyer shall reimburse Seller for all such costs and expenses.

(d)       Access to Buyer’s Personnel. Buyer shall make available to Seller upon written request appropriate personnel (i) to assist Seller in locating and obtaining any Books and Records, and (i) whose assistance or participation is reasonably required by Seller in anticipation of, or preparation for, existing or future Litigation, Tax returns or other matters in which Buyer is involved; provided, that if Buyer will incur any material costs or expenses in providing any assistance or participation pursuant to this Section 14.03(d), then Seller shall reimburse Buyer for all such costs and expenses.

Section 14.04. Assignment of Contracts. To the extent that an attempted assignment, novation or transfer of any Transferred Contract to be transferred to and assumed by Buyer hereunder without the consent of a party other than Seller would constitute a breach or violation thereof, this Agreement shall not constitute an assignment or novation, or attempted assignment or novation, thereof absent receipt of such consent. In the event that Buyer consummates its purchase hereunder and any Transferred Contract has not been assigned or novated to Buyer for any reason, then Seller shall, subject to and in accordance with Section 8.05, continue to use its commercially reasonable efforts to obtain such consent or

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novation in and enter into an arrangement to provide Buyer the benefits of such non-assignable Transferred Contract until such assignment or novation; provided, however, that Seller shall not be required to pay material additional consideration to the party to the Transferred Contract. If Seller shall have made such arrangements with respect to any such non-assignable Transferred Contracts, Buyer will assume the obligations of Seller to be performed on or after the Closing Date as though such Transferred Contract has been assigned to Buyer.

Section 14.05. Certain Contracts Not Assigned. If Seller is unable to arrange to provide Buyer with the benefits of contracts or terms and conditions applicable to the supply of components used in the Purchased Inventory or service and support provider contracts (collectively “Unassigned Contracts”), and Buyer would have a material warranty or systemic or widespread failure claim under the Unassigned Contract as if Buyer were Seller thereunder, then Seller, upon Buyer’s request, shall take all reasonable steps to obtain such rights and remedies on behalf of Buyer; provided, however, that Seller shall not be obligated to make any material expenditures in connection with any steps or efforts. Without limiting the foregoing, Seller shall, at Buyer’s expense and with Buyer’s assistance, submit any such claim or provide notice to the applicable provider in accordance with procedures outlined in the applicable Unassigned Contract and promptly remit to Buyer any remuneration or replacement parts obtained on behalf of Buyer. If a provider disputes such claim, then Seller shall hold good faith discussions with the applicable provider on Buyer’s behalf in an effort to obtain the applicable rights and remedies on behalf of Buyer; provided, however, that under no circumstances shall Seller be obligated to pursue Litigation against the applicable provider. Buyer agrees to pay all out-of-pocket expenses associated with pursuing such claim, and Buyer shall be entitled to retain any recovery.

Section 14.06. Provisions Relating to Environmental Liabilities. In furtherance of the assumption by Buyer of certain Environmental Liabilities as set forth in Section 2.01(e) hereof, Buyer and Seller agree to cooperate and to consult with one another, and to cause their respective Affiliates to so cooperate and consult, in determining whether any Environmental Liability is to be borne by Buyer or by Seller pursuant to the terms of this Agreement. In the event that Buyer and Seller are unable to determine which party is required to bear any particular Environmental Liability in accordance with this Agreement because of an inability to determine whether the relevant Products were sold by the Transferred Organization or by Seller’s Retained Business, the parties agree that such Environmental Liability shall be allocated between Buyer and Seller in proportion to the respective installed bases of Products sold by Buyer and Seller (including the Transferred Organization in the case of Buyer, but excluding it in the case of Seller) during the three years immediately preceding the date on which such Environmental Liability arose

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Section 14.07. Reports. MPC agrees to furnish to Seller during the period that begins on the Closing Date and ends on the date that is the three-year anniversary of the Closing Date:

(a)       as soon as practicable and, in any event within (i) 45 days after the end of each month during the four month period following the Closing and (ii) 30 days after the end of each month thereafter, the unaudited consolidated balance sheet of MPC and its Subsidiaries as at the end of such month and the related unaudited statement of operations and cash flow for such month, and for the portion of the fiscal year then ended, in each case prepared in accordance with GAAP, setting forth in comparative form the figures for the corresponding month and portion of the previous fiscal year, and the figures for the corresponding month and portion of the then current fiscal year as in MPC’s annual operating budget,

(b)       as soon as practicable and, in any event, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, the unaudited consolidated balance sheet of MPC and its Subsidiaries as at the end of such quarter and the related unaudited statement of operations and cash flow for such quarter and for the portion of the fiscal year then ended, in each case prepared in accordance with GAAP,

(c)       as soon as practicable and, in any event, within 120 days after the end of each fiscal year, (i) the audited consolidated balance sheet of MPC and its Subsidiaries as at the end of such fiscal year and the related audited statement of operations and cash flow for such fiscal year, and for the portion of the fiscal year then ended, in each case prepared in accordance with GAAP and certified by a firm of independent public accountants, together with a comparison of the figures in such financial statements with the figures for the previous fiscal year and the figures in MPC’s annual operating budget, (ii) any management letters or other correspondence from such accountants and (iii) MPC’s annual operating budget for the coming fiscal year,

(d)       promptly following the preparation thereof, a copy of any revisions to the annual operating budget delivered pursuant to clause (c) above,

(e)       promptly upon their becoming available, copies of (i) all financial statements, reports, notices and proxy statements sent or made generally available by MPC to any of its security holders, (ii) all regular and periodic reports and all registration statements and prospectuses filed by MPC with any securities exchange or with the SEC and (iii) all press releases and other statements made generally available by MPC to the public,

(f)        as soon as practicable and, in any event, within five Business Days after any officer of MPC obtains knowledge thereof, notice (with a description in reasonable detail, and stating the action that MPC is taking or proposes to take with respect thereto) of (i) the commencement of any material litigation,

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investigation or other proceeding to which MPC or any of its Subsidiaries is a party before any court or arbitrator or any governmental body, agency or official or (ii) the existence of any material default or breach under this Agreement or any other material contract or agreement to which MPC or any of its Subsidiaries is a party, and

(g)       as promptly as reasonably practicable, such other information with respect to MPC or any of its Subsidiaries as may reasonably be requested by Seller.

Seller acknowledges and agrees that all materials provided to Seller by Buyer under this Section 14.07 shall be subject to the restrictions set forth in Section 14.01.

ARTICLE 15

RESOLUTION OF DISPUTES

Section 15.01. Nonbinding Mediation. Any dispute, controversy or Claim between Buyer and Seller arising out of or relating to this Agreement or any of the Ancillary Agreements which cannot be mutually resolved by Buyer and Seller may be submitted by either Buyer or Seller for nonbinding mediation by the Mediator (as defined below).

Section 15.02. Mediator. The mediation shall be conducted by a neutral mediator (the “Mediator”) to be mutually agreed on by Buyer and Seller.

Section 15.03. Procedures. Any such mediation shall be conducted according to such procedures and rules as mutually agreed by Buyer and Seller.

Section 15.04. Fees and Costs. Each of the parties will bear its own costs and expenses associated with implementing the procedures under this Article 15.

Section 15.05. Confidentiality. All proceedings under this Article 15, and all evidence given or discovered pursuant hereto, shall be maintained in confidence by all parties and by the arbitrators.

Section 15.06. Continued Performance. The fact that the dispute resolution procedures specified in this Article 15 shall have been or may be invoked shall not excuse any party from performing its obligations under this Agreement and during the pendency of any such procedure all parties shall continue to perform their respective obligations in good faith, subject to any rights to terminate this Agreement that may be available to any party.

Section 15.07. Tolling. All applicable statutes of limitation shall be tolled while the procedures specified in this Article 15 are pending. The parties will take such action, if any, required to effectuate such tolling.

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ARTICLE 16

MISCELLANEOUS

Section 16.01. Schedules. Disclosure of any fact or item in any Schedule hereto shall be deemed to be made with respect to any other Schedules if it is reasonably apparent that such disclosure is so relevant, whether or not an explicit cross-reference appears.

Section 16.02. Further Assurance. From time to time, at a party’s request and without further consideration, the other parties hereto will execute and deliver to such party such documents, instruments and consents and take such other commercially reasonable action as such party may reasonably request in order to consummate more effectively the transactions contemplated hereby. If either party receives payments or property belonging to the other party under the terms of this Agreement, such payments or property shall be delivered to the other party within five business days.

Section 16.03. Disclosures and Announcements. Upon the execution of this Agreement, the parties will issue press releases, the content of which shall be approved by the parties. Both the timing and the content of all other public announcements concerning the transactions provided for in this Agreement by either Seller or Buyer shall be subject to the approval of the other in all essential respects, other than as otherwise required by Law (with advance notice of such disclosure, including a copy thereof, given to the other party prior to such disclosure); provided, however, that the Purchase Price may not be publicly disclosed under any circumstances. Except for approval related to the disclosure of the Purchase Price (which approval may be withheld by Seller or Buyer in its respective sole discretion), approval for the foregoing disclosure and public announcements shall not be unreasonably denied, delayed, or withheld.

Section 16.04. Assignment; Parties in Interest.

(a)       Assignment. Except as expressly provided herein, the rights and obligations of a party hereunder may not be assigned, transferred or encumbered without the prior written consent of the other parties; provided, however, that Buyer may (i) assign this Agreement in connection with the granting of a security interest to any lender of Buyer, (i) to any Affiliate of Buyer upon written notice to the Seller, or (i) designate any on of more of its Affiliates to perform its obligations hereunder, in which event Buyer shall remain fully responsible to discharge all of its obligations hereunder.

(b)       Parties in Interest. This Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and permitted assigns of the parties hereto. Except as otherwise provided herein, nothing contained herein shall be deemed to confer upon any other person any right or remedy under or by reason of this Agreement.

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Section 16.05. Governing Law; Exclusive Jurisdiction. This Agreement shall be construed and interpreted according to the internal laws of the State of Delaware (the “State”), excluding any choice of law rules that may direct the application of the laws of a jurisdiction other than the State. The federal and state courts within the State shall have exclusive jurisdiction to adjudicate any dispute arising out of the Agreement. All parties hereto expressly consent to the personal jurisdiction of the federal and state courts within the State and service of process being effected upon them by registered or certified mail sent to the addresses set forth in Section 16.08.

Section 16.06. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 16.07. Amendment and Waiver. Buyer and Seller may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing. A party’s waiver of enforcement of any of the terms or conditions of this Agreement will be effective only if in writing. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 16.08. Notice. All notices, requests, demands and other communications hereunder shall be given in writing and shall be: (a) personally delivered; (a) sent by telecopier, facsimile transmission or other electronic means of transmitting written documents; or (a) sent to the parties at their respective addresses indicated herein by registered or certified U.S. mail, return receipt requested and postage prepaid, or by private overnight mail courier service. The respective addresses to be used for all such notices, demands or requests are as follows:

(i)	If to Buyer, to:

MPC Corporation

906 East Karcher Road

Nampa, Idaho 83687

Attention: Chief Financial Officer

Facsimile: (208) 893-7218

(with a copy to)

Brian T. Hansen

Holland & Hart LLP

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101 S. Capitol Blvd., Suite 1400

Boise, ID 83702

Facsimile: (208) 343-8869

or to such other person or address as Buyer shall furnish to Seller in writing.

(ii)	If to Seller:

Gateway, Inc.

7565 Irvine Center Drive

Irvine, CA 92618-2930

Attention: Chief Financial Officer

Facsimile: (949) 471-7014

(with a copy to)

Mischa Travers

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, CA 94025

Facsimile: (650) 752-2111

or to such other person or address as Seller shall furnish to Buyer in writing.

If personally delivered, such communication shall be deemed delivered upon actual receipt; if electronically transmitted pursuant to this paragraph, such communication shall be deemed delivered the next business day after transmission (and sender shall bear the burden of proof of delivery); if sent by overnight courier pursuant to this paragraph, such communication shall be deemed delivered upon receipt; and if sent by U.S. mail pursuant to this paragraph, such communication shall be deemed delivered as of the date of delivery indicated on the receipt issued by the relevant postal service, or, if the addressee fails or refuses to accept delivery, as of the date of such failure or refusal. Any party to this Agreement may change its address for the purposes of this Agreement by giving notice thereof in accordance with this Section 16.08.

Section 16.09. Expenses. Regardless of whether or not the transactions contemplated hereby are consummated:

(a)       Brokerage. Buyer agrees to hold Seller harmless from and against all Claims and Liabilities for brokerage commissions, finder’s fees, management fees and investment banking fees incurred through any act of Buyer in connection with the execution of this Agreement or the transactions provided for herein. Seller agrees to hold Buyer harmless from and against all Claims and Liabilities for brokerage commissions, finder’s fees and investment banking fees incurred through any act of Seller in connection with the execution of this Agreement or the transactions provided for herein.

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(b)       Expenses to be Paid by Seller. Seller shall pay all fees and expenses of Seller’s legal, accounting, and other professional counsel, and any regulatory filings made by Seller in connection with the transactions contemplated hereby.

(c)       Expenses to be Paid by Buyer. Buyer shall pay all fees and expenses of Buyer’s legal, accounting, and other professional counsel, and any regulatory filings made by Buyer in connection with the transactions contemplated hereby.

(d)       Transfer Taxes. Buyer shall pay all sales, use, transfer, stamp, registration, value added or similar taxes, if any, including any penalties and interest, required to be paid in connection with the transactions contemplated by this Agreement without regard to whether such taxes are imposed on Buyer, Seller or its shareholders, or any one of them.

(e)       Other. Except as otherwise provided herein, each of the parties shall bear its own expenses and the expenses of its counsel and other agents in connection with the transactions contemplated hereby.

Section 16.10. Prevailing Party’s Attorneys’ Fees. In any Litigation brought by either party against the other party to enforce such party’s rights or remedies under this Agreement, the prevailing party shall be entitled to be reimbursed by the other party for the prevailing party’s reasonable attorneys’ fees and expenses incurred in pursuing and prosecuting such Litigation.

Section 16.11. Entire Agreement. This instrument (including the Schedules) and the Ancillary Agreements embody the entire agreement between the parties hereto with respect to the transactions contemplated herein, and there have been and are no agreements, representations or warranties between the parties other than those set forth or provided for herein.

Section 16.12. Counterparts; Electronic Signatures; Third Party Beneficiaries. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures delivered by facsimile transmission or e-mail transmission of an Adobe® file format document (also known as a PDF file) by and on behalf of any party shall be fully effective and shall be deemed to be original signatures delivered in person. Any party delivering an executed counterpart of this Agreement by electronic means shall also deliver an original executed counterpart of this Agreement within five business days, but the failure to do so shall not affect the validity, enforceability, and binding effect of this Agreement. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

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Section 16.13. Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

Section 16.14. Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Agreement so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner so that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

[Signature Page on Next Page]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the Effective Date.

GATEWAY, INC. (“Seller”)	MPC CORPORATION (“MPC”)
By:	By:
Name: John Goldsberry	Name:
Title: SVP & CFO	Title:

GATEWAY TECHNOLOGIES, INC. (“Gateway Technologies”)	MPC-PRO, LLC (“Buyer”)
By:	By:
Name: John Goldsberry	Name:
Title: SVP & CFO	Title:

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ANNEX 1

TABLE OF DEFINITIONS

“1933 Act” and “1934 Act” shall have the meanings set forth in Section 5.26.

“401(k) Plan” shall have the meaning set forth in Section 7.03(b).

“Acquisition” shall mean the acquisition by Buyer of the Purchased Assets and the Purchased Securities pursuant to this Agreement.

“Additional Customer” shall have the meaning set forth in Section 2.01(a).

“Affiliate” shall mean any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”, when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning set forth in the Preamble to this Agreement.

“Allocation Statement” shall have the meaning set forth in Section 4.03.

“Ancillary Agreements” shall have the meaning set forth in Section 12.01.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Government Entity that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Arima” means Arima Computer Corporation.

“As-Converted” means, with respect to the MPC Shares, all outstanding shares of the MPC Common stock and all shares of MPC’s common stock, no par value, that are issuable in respect of MPC Preferred Shares, provided that any MPC Preferred Shares that by their terms are not convertible or exchangeable into MPC’s common stock prior to MPC obtaining the approval of its shareholders shall, for purposes of such calculation, be treated as though such approval has been obtained.

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“Assigned Software” shall have the meaning set forth in Section 1.01(e).

“Assumed Liabilities” shall have the meaning set forth in Section 2.01.

“Books and Records” shall have the meaning set forth in Section 1.01(g).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Buyer” shall have the meaning set forth in the Preamble to this Agreement.

“Buyer Disclosure Schedules” shall have the meaning set forth in the preamble to Article 6.

“Buyer’s Objection” shall have the meaning set forth in Section 4.02(d).

“Buyer’s Related Parties” shall have the meaning set forth in Section 11.02.

“Cause” shall mean, with respect to the removal of a director from the MPC Board, removal because of such director’s (i) willful and continued failure substantially to perform his or her duties with MPC in his or her established position, (ii) willful conduct that is injurious, monetarily or otherwise, to MPC or any of its Subsidiaries, (iii) conviction for, or guilty plea to, a felony or a crime involving moral turpitude or (iv) abuse of illegal drugs or other controlled substances or habitual intoxication.

“CERCLA” shall have the meaning set forth in Section 5.10(c).

“Change in Control” shall mean (a) the consolidation, acquisition or merger of a party with or into any Person in which such party is not the surviving Person of such consolidation, acquisition or merger; (b) the sale, transfer or other disposition of all or substantially all of the assets of a party; or (c) any change in the beneficial ownership of fifty-one percent (51%) or more of the stock of the outstanding voting securities or other ownership interests of a party.

“Claim” means all Liabilities and all losses, damages, out-of-pocket attorneys’ fees, costs, judgments, awards, penalties, and settlements; provided, however, that notwithstanding the foregoing, “Claim,” shall not include any punitive, consequential, or special damages or lost profits of any kind.

“Closing” shall have the meaning set forth in Article 12.

“Closing Date” shall have the meaning set forth in Article 12.

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“Closing Price” shall mean, on any date, the closing sale price per share of the common stock of MPC (or, if no closing sale price is reported, the average of the last bid and last ask prices or, if more than one in either case, the average of the average last bid and the average last ask prices) on such date as reported in composite transactions for the principal U.S. national or regional securities exchange on which it is traded, if any. If the common stock of MPC is not listed for trading on a United States national or regional securities exchange on the relevant date, the Closing Price shall be the last quoted bid price per share of common stock of MPC in the over-the-counter market on the relevant date, as reported by the National Quotation Bureau or similar organization. In absence of such quotation, the Closing Price shall be the average of the mid-point of the last bid and asked prices for the common stock of MPC on the relevant date from each of at least three (3) nationally recognized independent investment banking firms selected by the parties for that purpose.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Competing Business” shall have the meaning set forth in Section 8:10(a).

“Competing Transaction” means any offer or proposal by any Person (other than Buyer or any of its Affiliates) for any acquisition or purchase by such Person, or any sale, disposition or exchange by Seller, of the Transferred Organization and GCC or all or substantially all of the assets of the Transferred Organization and GCC.

“Confidentiality Agreement” shall have the meaning set forth in Section 8.02(c).

“Customer Prepayments” shall have the meaning set forth in Section 1.02(e).

“Defending Party” shall have the meaning set forth in Section 11.04(c).

“Designated Employee” shall mean any employee of Seller or any of its Subsidiaries who is located in Irvine, California and whose transfer pursuant to this Agreement would require such employee to relocate more than fifty miles from such employee’s current principle place of business.

“Designated Representatives” shall mean, with respect to a Person, such of such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents or advisors as have been requested or instructed, directly or indirectly, to take actions with respect to or otherwise be involved in the Acquisition.

“Effective Date” shall have the meaning set forth in the Introductory Paragraph.

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“Employee Plans/Agreements” shall have the meaning set forth in Section 5.14.

“Employee-Related Liabilities” shall have the meaning set forth in Section 2.01(c).

“Environmental Laws” shall have the meaning set forth in Section 5.10(c).

“Environmental Liabilities” shall have the meaning set forth in Section 2.01(e).

“ERISA” shall have the meaning set forth in Section 5.14.

“Estimated Net Inventory Minus Liabilities” shall have the meaning set forth in Section 4.02(a)(ii).

“Estimated Net Inventory/Liability Statement” shall have the meaning set forth in Section 4.02(b).

“Excluded Assets” shall have the meaning set forth in Section 1.02.

“Excluded Claims” shall have the meaning set forth in Section 11.06(b).

“Excluded Customer” shall have the meaning set forth in Section 2.01(a).

“Excluded Liabilities” shall have the meaning set forth in Section 2.02.

“Facility Lease” shall have the meaning set forth in Section 12.01(g).

“Final Net Inventory Minus Liabilities” shall have the meaning set forth in Section 4.02(a)(iii).

“Final Net Inventory/Liability Statement” shall have the meaning set forth in Section 4.02(a)(iv).

“Financial Statements” shall have the meaning set forth in Section 5.06.

“GAAP” shall mean generally-accepted accounting principles in the United States.

“Gateway Technologies” shall have the meaning set forth in the Preamble to this Agreement.

“GCC” shall mean Gateway Pro Partners, LLC, a Delaware limited liability company.

“GCC Facilities” shall have the meaning set forth in Section 1.01(b).

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“GCC Interest” shall mean the 60% equity interest of Seller in Gateway Pro Partners, LLC, a Delaware limited liability company.

“GCI” shall mean Gateway Companies, Inc., a Delaware corporation.

“GCI Stock” shall mean all of the issued and outstanding common stock of Gateway Companies, Inc.

“Government Entity” shall mean any (a) nation, state, country, or other jurisdiction of any nature, (b) national, federal, state, local, municipal, foreign, or other government, governmental, or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), or (c) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

“GP” shall mean Gateway Professional, LLC, a Delaware limited liability company.

“GP Interest” shall have the meaning set forth in Recital D.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indemnification Period” shall have the meaning set forth in Section 11.06(a).

“Indemnified Party” shall have the meaning set forth in Section 11.04(a).

“Indemnifying Party” shall have the meaning set forth in Section 11.04(a).

“Independent Accountant” shall have the meaning set forth in Section 4.02(d).

“Intercreditor Agreement” shall have the meaning set forth in Section 10.09.

“Internal Controls” shall have the meaning set forth in Section 5.26(e).

“Inventory” shall have the meaning set forth in Section 5.07.

“IRS” shall mean the Internal Revenue Service.

“Laws” shall mean all laws (whether statutory or otherwise), statutes, rules, regulations, orders, legal requirements and enactments of any Government Entity.

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“Letter of Credit” shall have the meaning set forth in Section 2.03.

“Leased Facility” shall have the meaning set forth in Section 12.01(g).

“Liability” shall mean any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation, tax, or responsibility of any kind, character or description, whether fixed or unfixed, known or unknown, asserted or unasserted, liquidated or unliquidated, accrued or unaccrued, secured or unsecured, contingent or otherwise.

“License Agreement” shall have the meaning set forth in Section 9.08.

“Licensed Trade Rights” shall mean those certain trademarks and proprietary designs licensed by Seller to Buyer under the License Agreement.

“Licenses and Permits” shall have the meaning set forth in Section 1.01(h).

“Lien” or “Liens” shall mean mortgages, liens (statutory or otherwise), security interests, claims, pledges, licenses, equities, options, conditional sales contracts, assessments, levies, easements, covenants, reservations, restrictions, rights-of-way, exceptions, limitations, charges or encumbrances of any nature whatsoever, in each case other than Permitted Liens.

“Litigation” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Government Entity or arbitrator.

“Lock-Up Agreement” shall have the meaning set forth in Section 9.09.

“Material Adverse Effect” shall mean any change, circumstance, or effect that does have, or is reasonably likely to have, a material adverse effect on (i) the Purchased Assets or the financial condition or results of operations of the Transferred Organization or (ii) the ability of Seller to consummate the transactions contemplated by this Agreement or any Ancillary Agreements; provided, however, that in no event shall any of the following, taken alone or in combination, be deemed to constitute or be taken into account in determining whether there has been or is reasonably likely to be a Material Adverse Effect: (A) any change, circumstance or effect that results from the pendency of the Acquisition and the transactions contemplated by this Agreement and this Ancillary Agreements, (B) any change, circumstance or effect that results from changes in economic, regulatory or political conditions generally (including acts of terrorism or war or other force majeure events), or from changes in the desktop and notebook computer and server industry generally, (C) any change, circumstance or effect that results from an impact to the Transferred

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Organization’s relationships with its employees, customers, suppliers or partners as a result of the announcement or pendency of the Acquisition and the transactions contemplated by this Agreement and this Ancillary Agreements, (D) any change, circumstance or effect that results from compliance with the terms and conditions of this Agreement or any Ancillary Agreement, including, without limitation, any failure to take any action as a result of compliance with covenants, restrictions or prohibitions set forth in this Agreement or any Ancillary Agreement, (E) any failure by the Transferred Organization or Seller to meet revenue or earnings projections, regardless of whether such projections have been provided to MPC or (F) any stockholder litigation arising from allegations of a breach of fiduciary duty relating to the Acquisition and the transactions contemplated by this Agreement and this Ancillary Agreements.

“Material Consents” shall have the meaning set forth in Section 8.05.

“Mediator” shall have the meaning set forth in Section 15.02.

“MPC” shall have the meaning set forth in the Preamble to this Agreement.

“MPC 10-K” shall have the meaning set forth in Section 6.06.

“MPC Board” shall mean MPC’s board of directors as it may be constituted from time to time.

“MPC Common Shares” shall have the meaning set forth in Section 4.01(c).

“MPC Knowledge” or “Knowledge of MPC” or other similar expression shall mean the actual knowledge of MPC’s Chief Executive Officer or Chief Financial Officer.

“MPC Preferred Shares” shall have the meaning set forth in Section 4.01(c).

“MPC SEC Filings” shall have the meaning set forth in Section 6.06.

“MPC Shares” shall have the meaning set forth in Section 4.019c).

“Net Inventory Minus Liabilities” shall have the meaning set forth in Section 4.02(a)(i).

“Net Inventory/Liability Statement” shall have the meaning set forth in Section 4.02(c).

“Note” shall have the meaning set forth in Section 4.01(b).

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“NSP Vendor” shall mean any vendor that provides additional services on the behalf of a seller for the benefit of a mutual customer of the seller and vendor; such services including, but not limited to, product take down and setup, network setup and custom engraving.

“Order” or “Orders” shall mean any order, injunction, judgment, decree, ruling, assessment or arbitration award of any Government Entity.

“Permitted Liens” means (i) mechanic’s and other similar statutory liens that are not material in nature or amount, (ii) liens for taxes or other governmental charges not yet due and payable or due but not delinquent or that are being contested in good faith, (iii) liens reflected in the Financial Statements, (iv) restrictions on transfers of securities under Applicable Law, and (v) liens that do not materially impair the use or operation of the property or assets subject thereto.

“Person” shall mean an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Government Entity.

“Pre-Closing Tax Period” means any tax period ending on or before the Closing Date; and, with respect to a tax period that begins on or before the Closing Date and ends thereafter, the portion of such tax period ending on the Closing Date.

“Products” shall have the meaning set forth in Recital A.

“Purchase Price” shall have the meaning set forth in Section 4.01.

“Purchased Assets” shall have the meaning set forth in Section 1.01.

“Purchased Securities” shall mean (i) the GCI Stock and (ii) the 10% membership interest in GP, in each case to be transferred from Seller or an Affiliate of Seller to Buyer pursuant to this Agreement.

“Quanta” shall have the meaning set forth in Recital C.

“Quanta GCC Interest” shall mean the 40% membership interest in GCC owned by Quanta as of the date of this Agreement.

“Recent Customers” shall have the meaning set forth in Section 2.01(a).

“Recent Financial Statements” shall mean (i) the unaudited balance sheet of the Transferred Organization as of September 30, 2007 and (ii) the unaudited statements of operations of the Transferred Organization for the nine months ended September 30, 2007.

“Records” shall have the meaning set forth in Section 14.01.

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“Registration Rights Agreement” shall have the meaning set forth in Section 10.07.

“Representatives” shall mean, with respect to a Person, such Person’s officers, directors, employees, investment bankers, attorneys, accountants, consultants and other agents or advisors.

“Required Consents” shall have the meaning set forth in Section 9.06.

“Seller” shall have the meaning set forth in the Preamble to this Agreement.

“Seller 10-K” shall have the meaning set forth in Section 5.26.

“Seller Disclosure Schedules” shall have the meaning set forth in the preamble to Article 5.

“Seller’s Knowledge,” “Knowledge of Seller” or any similar expression shall mean the actual knowledge of Seller’s Chief Executive Officer or Chief Financial Officer.

“Seller’s Related Parties” shall mean Seller and its directors, officers, employees, and controlled and controlling Persons.

“Seller’s Retained Business” shall have the meaning set forth in Recital A.

“Seller SEC Filings” shall have the meaning set forth in Section 5.26.

“Settlement Date” shall have the meaning set forth in Section 12.01(k).

“State” shall have the meaning set forth in Section 16.05.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal entity.

“Subsidiary Assets” shall mean such of the Purchased Assets as are held by the Transferred Subsidiaries.

“Tax Returns” shall mean returns, declarations, reports, claims for refund, information returns or other documents (including any related or supporting schedules, statement or information) filed or required to be filed in connection with the determination, assessment or collection of federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, sales, use,

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transfer, registration, value added, payroll, withholding, or other taxes of any kind of any party or the administration of any Laws related thereto.

“Transferred Contracts” shall have the meaning set forth in.

“Transferred Employees” shall have the meaning set forth in Section 7.01.

“Transferred Organization” shall have the meaning set forth in Recital A.

“Transferred Organization Employees” shall have the meaning set forth in Section 7.01.

“Transferred Organization Employees List” shall have the meaning set forth in Section 5.13.

“Transferred Organization Equipment” shall have the meaning set forth in Section 1.01(d).

“Transferred Organization Inventory” shall have the meaning set forth in Section 1.01(b).

“Transferred Organization’s Products or Services” shall have the meaning set forth in Section 5.15.

“Transferred Subsidiaries” shall mean GCI, GCC and GP.

“Transition Services Agreement” shall have the meaning set forth in Section 9.07.

“Unassigned Contracts” shall have the meaning set forth in Section 14.05.

“Unit Cap” shall have the meaning set forth in Section 2.01(a)(ii).

“Warranty Default” shall have the meaning set forth in Section 2.03(c).

“Warranty Notice Deadline” shall have the meaning set forth in Section 2.03(c).

“Warranty Quality Shortfall” shall have the meaning set forth in Section 2.03(d).

“Warranty Policies” shall have the meaning set forth in Section 5.15.

“Waste” shall have the meaning set forth in Section 5.10(c).

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